SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT

OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. 1)

The Stephan Co.

(Name of the Issuer)

The Stephan Co., Eastchester Enterprises, Inc., Gunhill Enterprises, Inc., Frank F. Ferola,

Shouky A. Shaheen, Thomas M. D’Ambrosio and John DePinto

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

858603103

(CUSIP Number of Class of Securities)

Eastchester Enterprises, Inc.

Frank F. Ferola, Chief Executive Officer

1850 West McNab Road

Fort Lauderdale, Florida 33309

Telephone: (954) 971-0600

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Lex A. Watson	Dennis J. Olle	Robert B. Macaulay

Merritt & Tenney, LLP	Adorno & Yoss, P.A.	Mitrani, Rynor, Adamsky & Macaulay, P.A.

200 Galleria Parkway, N.W. Suite 500	2601 S. Bayshore Drive, Suite 1600	2200 SunTrust International Center One Southeast Third Avenue

Atlanta, Georgia 30339	Miami, Florida 33133	Miami, Florida 33131

Telephone: (770) 952-6550	Telephone: (305) 860-7044	Telephone: (305) 358-0050

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$14,995,866	$2,999.17

* The transaction valuation was determined based upon the product of 3,259,971 shares of common stock and the merger consideration of $4.60 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, was determined by multiplying the transaction valuation (calculated pursuant to the preceding sentence) by 1/50 of one percent.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,933.97

Form or Registration No.: Preliminary Proxy Statement

Filing Party: The Stephan Co.

Date Filed: November 24 , 2003

SECTION 13E-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends, supplements and restates the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and is filed by: (1) The Stephan Co. (“Stephan”); (2) Eastchester Enterprises, Inc. (“Eastchester”); (3) Gunhill Enterprises, Inc. (“Gunhill”); (4) Frank F. Ferola (“Ferola”); (5) Shouky A. Shaheen (“Shaheen”); (6) Thomas M. D’Ambrosio (“D’Ambrosio”); and (7) John DePinto (“DePinto”). Eastchester, Gunhill and Messrs. Ferola, Shaheen, D’Ambrosio and DePinto are referred to individually as a “Filing Person” and collectively as the “Filing Persons.” Messrs. Ferola, Shaheen, D’Ambrosio and DePinto are referred to as the “Acquisition Group.”

Pursuant to a Second Amended and Restated Agreement and Plan of Merger dated as of March 24, 2004 (the “Merger Agreement”) by and among Eastchester, a Florida corporation, Gunhill, a Florida corporation and a wholly-owned subsidiary of Eastchester, and Stephan, Gunhill will merge with and into Stephan. Under the terms of the Merger Agreement, upon the adoption and approval of the Merger Agreement by holders of Stephan common stock and the completion of the merger: (i) Gunhill Enterprises, Inc. will merge into Stephan, with Stephan continuing as the surviving corporation and (ii) each outstanding share of Stephan common stock will be canceled and converted into the right to receive $4.60 in cash, except for shares of Stephan common stock held by Eastchester and the Acquisition Group. After the Merger, Stephan will be a privately held corporation, 100% of which will be beneficially owned by the Acquisition Group.

Concurrently with the filing of this Amendment, Stephan is filing a revised preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which Stephan’s board of directors is soliciting proxies from holders of outstanding shares of common stock in connection with the Merger. The cross-reference sheet below is being supplied pursuant to General Instructions F and G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Amendment. The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by reference, and the responses to each Item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

ITEM 1.	SUMMARY TERM SHEET.

REGULATION M-A ITEM 1001

The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

REGULATION M-A ITEM 1002

(a)	The information set forth in the Proxy Statement under the caption “The Parties to the Merger – Stephan” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “Summary Term Sheet – The Special Meeting Date, Time and Place” and “Special Meeting – Voting Rights; Vote Required for Adoption and Approval” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “Comparative Market Price Data” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “Dividend Policy” is incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

REGULATION M-A ITEM 1003

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Special Meeting Date, Time and Place,” and “Summary Term Sheet – The Parties to the Merger” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – The Parties to the Merger” is incorporated herein by reference. During the past five years, neither Eastchester nor Gunhill have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Parties to the Merger,” “Conflicts of Interest – Directors, Officers and Controlling Persons” is incorporated herein by reference. During the past five years, none of Messrs. Ferola, Shaheen, D’Ambrosio or DePinto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Set forth below are the name, address and the present principal occupation or employment of each of the Filing Persons that are natural persons. Each person identified below is a United States citizen. Unless indicated otherwise, each person’s principal address and telephone number are 1850 West McNab Road, Fifth Floor, Fort Lauderdale, Florida 33309; Telephone: 954-971-0600.

Frank F. Ferola – The principal occupation of Mr. Ferola is (i) to serve as the Chairman of the Board of Directors and Chief Executive Officer of Stephan and (ii) to serve as the Chairman of the Board of Directors and the Chief Executive Officer of Eastchester, with which he has been associated since its inception in 2002.

Thomas M. D’Ambrosio – The principal occupation of Mr. D’Ambrosio is (i) to serve as a director of Stephan (since 1981), (ii) to serve as Vice President and Treasurer of Stephan and (iii) to serve as a director of Eastchester, with which he has been associated since its inception in 2002.

Shouky A. Shaheen – The principal occupation of Mr. Shaheen is (i) to serve as a director of Stephan (since 1998), (ii) to serve as President of Shaheen and Co. and (ii) to serve as a director of Eastchester, with which he has been associated since its inception in 2002.

John DePinto – The principal occupation of Mr. DePinto is (i) to serve as a director of Stephan (since 1981) and (ii) to serve as a director of Eastchester, with which he has been associated since its inception in 2002.

ITEM 4.	TERMS OF THE TRANSACTION.

REGULATION M-A ITEM 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – Consideration to be Offered to Our Shareholders” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – Purposes and Structure of the Merger” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – The Special Meeting Date, Time and Place,” and “Special Meeting – Voting Rights, Vote Required for Adoption and Approval” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Structure of the Merger” “Special Factors – Purposes and Structure of the Merger”, “Payment of Merger Consideration and Surrender of Stock Certificates,” “The Notes” and “Comparison of Rights of Common Stock and the Notes” is incorporated herein by reference.

(a)(2)(vi)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Accounting Treatment” and “Special Factors – Accounting Treatment” is incorporated herein by reference.

(a)(2)(vii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Material Federal Income Tax Consequences to Our Stockholders,” and “Special Factors – Material Federal Income Tax Consequences to Our Stockholders” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Structure of the Merger,” “Summary Term Sheet – Consideration to be Offered to Our Stockholders,” “Special Factors – Purposes of and Structure of the Merger,” “Special Factors – Certain Effects of the Merger on the Acquisition Group” and “Payment of Merger Consideration and Surrender of Stock Certificates” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – Appraisal Rights,” and “Special Factors – Appraisal Rights” is incorporated herein by reference.

(e)	None.

(f)	Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

REGULATION M-A

ITEM 1005

(a)(1)	None.

(a)(2)	Not applicable.

(b)and(c)	The information set forth in the Proxy Statement under the caption “Special Factors – Background of the Merger” is incorporated herein by reference.

(e)

Eastchester and Frank F. Ferola, Sr., Shouky A. Shaheen, individually and as trustee, Thomas M. D’Ambrosio, and John DePinto (collectively, the “Shareholders”) entered into a Shareholders’ Agreement (the “Agreement”) with respect to the securities of Stephan whereby each of the Shareholders is obligated to contribute his Common Stock to Eastchester for the purpose of effecting the Merger. After the Merger, Stephan will become a wholly-owned subsidiary of Eastchester. The Agreement prohibits the Shareholders from voluntarily or involuntarily transferring, assigning, selling or conveying any interest in his shares of Eastchester, whether now owned or hereafter acquired, except in accordance with the Agreement.

If any Shareholder desires to sell his shares during his lifetime, he must first submit a written request for approval from Eastchester. Eastchester has the first option to purchase all, but not less than all, of the shares of the transferor Shareholder for a price (the “Option Price”) equal to the lesser of (1) the price disclosed in the written notice to Eastchester or (2) a pre-determined price set forth in the Agreement. If Eastchester fails to exercise its first option to purchase the transferor Shareholder’s shares, then the other Shareholders have a second option to purchase pro rata all, but not less than all, of the shares of the transferor Shareholder for the Option Price. If neither Eastchester nor the Shareholders exercise their options, then the transferor Shareholder is free for a period of ninety (90) days to transfer his shares in accordance with the terms of the Agreement.

In addition, notwithstanding anything to the contrary contained in the Agreement, in the event that (i) a vote is taken with respect to certain items described in the Agreement for which the affirmative vote of 78% of the outstanding shares are needed for approval; (ii) such action is approved by at least 78% of the outstanding shares; and (iii) Thomas M. D’Ambrosio voted all of his shares against taking such action, then Mr. D’Ambrosio shall have the right and option during the ninety (90) day period following such vote, to require Eastchester to purchase all, but not less than all, of his stock in Eastchester for a pre-determined price set forth in the Agreement.

The Agreement also contains, among other things, provisions regarding the disposition of shares upon the death of a Shareholder, actions that may not be taken by or on behalf of Eastchester without the unanimous vote of the outstanding shares of Eastchester, the election of directors and the election of officers.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

REGULATION M-A ITEM 1006

(b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Effects of the Merger,” “Summary Term Sheet – Consideration to be Offered to Our Stockholders,” “Special Factors – Purposes and Structure of the Merger,” “Special Factors – Certain Effects of the Merger” and “The Merger Agreement – Consideration to be Offered to Our Stockholders” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the “Summary Term Sheet – Purposes and Effects of the Merger,” “Special Factors – Purposes and Structure of the Merger,” “Special Factors – Certain Effects of the Merger,” and “The Merger Agreement – Generally” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

REGULATION M-A ITEM 1013

(a)and(b)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Purposes and Structure of the Merger,” Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committees and Our Board of Directors,” “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger,” and “Special Factors – Purposes and Structure of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Purposes and Structure of the Merger,” Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committees and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Structure of the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committees and Our Board of Directors,” “Special Factors – Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders,” “Special Factors – Opinion of SunTrust Robinson Humphrey” and “Special Factors – Purposes and Structure of the Merger” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

REGULATION M-A ITEM 1014

(a)and(b)	Each of the Filing Persons believes that the Merger and its terms, as proposed, are fair to the shareholders of Stephan (other than the Acquisition Group). For a discussion of the factors considered by the Filing Persons in determining the fairness of the Merger, see the information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to Fairness of the Merger” that is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Special Meeting Date, Time and Place,” “Special Meeting – Voting Rights; Vote Required for Adoption and Approval,” “The Merger Agreement” and “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors,” Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

(f)	Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

REGULATION M-A ITEM 1015

(a)-(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference. The written Opinion of SunTrust Robinson Humphrey, dated as of April 30, 2003, is attached to the Proxy Statement as Appendix B.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

REGULATION M-A ITEM 1007

(a)-(d)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Financing the Merger” and “The Merger – Financing of the Merger; Fees and Expenses of the Merger” is incorporated herein by reference.

ITEM 11.	INTEREST IN THE SUBJECT COMPANY SECURITIES.

REGULATION M-A ITEM 1008

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Parties to the Merger,” “Summary Term Sheet – Conflicts of Interest – The Acquisition Group,” “Special Meeting – Voting Rights; Vote Required for Adoption and Approval,” “Special Factors – Background of the Merger,” “Conflicts of Interest – Directors, Officers and Controlling Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Not applicable.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

REGULATION M-A ITEM 1012

(d) and (e)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Meeting – Voting Rights; Vote Required for Adoption and Approval,” “Special Factors – Background to the Merger,” “Special Factors – Reasons for Recommendation of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

REGULATION M-A ITEM 1010

(a)	The information set forth in the Proxy Statement under the caption “Selected Financial Information” is incorporated herein by reference.

(b)	Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

REGULATION M-A ITEM 1009

(a) and (b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Meeting – Solicitation of Proxies,” “Special Factors – Background of the Merger,” “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” and “Opinion of SunTrust Robinson Humphrey” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

REGULATION M-A ITEM 1011

(b)	The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

ITEM 16.	EXHIBITS.

REGULATION M-A ITEM 1016

(a)	Revised Preliminary Proxy Statement of The Stephan Company, filed on April 13, 2004, is incorporated herein by reference.

(b)	Loan proposals regarding loans from General Electric Capital Business Asset Funding and Merrill Lynch Business Financial Services, Inc. referenced in Item 10 (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Stephan on May 8, 2003).

Commitment letters regarding loans from General Electric Capital Business Asset Funding and Merrill Lynch Business Financial Services, Inc. referenced in Item 10, included as Exhibit B to the Second Amended and Restated Agreement and Plan of Merger which is included as Appendix A to the Proxy Statement and incorporated herein by reference.

WCMA Loan and Security Agreement, dated September 15, 2003, between The Stephan Co. and Merrill Lynch Business Financial Services, Inc. referenced in Item 10, included as Exhibit 10.1 of the Current Report on Form 8-K/A filed by The Stephan Co. on October 9, 2003 is incorporated herein by reference.

(c)(1)	Opinion of SunTrust Robinson Humphrey, dated April 30, 2003, included as Appendix B to the Proxy Statement, filed by The Stephan Co. on November 24, 2003, and incorporated herein by reference.

(c)(2)	Report of SunTrust Robinson Humphrey, dated April 30, 2003, included as Exhibit A to the Schedule 13E-3, filed on November 24, 2003, and incorporated herein by reference.

(c)(3)	Opinion of SunTrust Robinson Humphrey, dated March 15, 2004, included as Appendix B to the Revised Proxy Statement and incorporated herein by reference.

(c)(4)	Report of SunTrust Robinson Humphrey, dated March 15, 2004, is included as Exhibit A attached hereto.

(d)	Second Amended and Restated Agreement and Plan of Merger, dated as of March 24, 2004, by and among The Stephan Co., Eastchester Enterprises, Inc. and Gunhill Enterprises, Inc., included as Appendix A to the Revised Proxy Statement and incorporated herein by reference.

Shareholders’ Agreement by and among Eastchester Enterprises, Inc. and Frank F. Ferola, Sr., Shouky A. Shaheen, individually and as trustee, Thomas M. D’Ambrosio, and John DePinto referenced in Item

5(e) (incorporated by reference from Exhibit 3 to Schedule 13D filed by the Filing Persons on May 8, 2003).

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

The Stephan Co.

/s/ DAVID SPIEGEL

David Spiegel, Chief Financial Officer

/s/ FRANK F. FEROLA

Frank F. Ferola, President, Eastchester Enterprises, Inc.

/s/ FRANK F. FEROLA

Frank F. Ferola, President, Gunhill Enterprises, Inc.

/s/ FRANK F. FEROLA

Frank F. Ferola

/s/ SHOUKY A. SHAHEEN

Shouky A. Shaheen

/s/ THOMAS M. D’AMBROSIO

Thomas M. D’Ambrosio

/s/ JOHN DEPINTO

John DePinto

Dated: April 13, 2004

Investment Banking Presentation to the Board of Directors of THE STEPHAN CO. March 2004 Suntrust Robinson HumpreySM

Table of Contents

I. SUMMARY OF PROPOSED TRANSACTION II. ANALYSIS OF PROPOSED TRANSACTION III. HISTORICAL AND PROJECTED FINANCIALS IV. VALUATION SUMMARY V. STOCK PERFORMANCE AND OWNERSHIP ANALYSIS VI. IMPLIED VALUATION BASED ON SELECTED PUBLIC REFERENCE COMPANIES VII. IMPLIED VALUATION BASED ON SELECTED MERGERS AND ACQUISITIONS VIII. ACQUISITION PREMIUMS ANALYSIS AND IMPLIED VALUATION IX. MERGERSTAT REVIEW PREMIUMS AND P/E MULTIPLES IMPLIED VALUATION X. DISCOUNTED CASH FLOW ANALYSIS

Section I

Summary of Proposed Transaction

Transaction Summary

??Each issued and outstanding share of Rinse (the “Company”) common stock shall be converted into the right to receive $4.60 in cash. The equity value of this transaction totals approximately $20.7 million.

??Under the proposed transaction, four of the Company’s Officers and Directors consisting of Frank Ferola, Shouky Shaheen, Thomas D’Ambrosia and John DePinto will contribute a total of 1,151,606 shares of common stock of the Company to Eastchester Enterprises. At $4.60 per share these shares have a combined value of approximately $5.3 million. These four Officers and Directors also own a total of 371,870 options exercisable at various prices ranging from $3.00 to $4.50 per share.

Section II

Analysis of Proposed Transaction at $4.60 Per Share

Purchase Price Per Share		Current Shares Outstanding [1]		Equity Value		Net Value of In-the-Money Options		Transaction Equity Value		Company Net Debt [2] As of 12/31/03		Total Transaction Value
$4.60	x	4,411	=	$20,289	+	$417	=	$20,705	+	(12,155)	=	8,551

Transaction Equity Value as a Multiple of:	Fiscal 2001	Fiscal 2002	Fiscal 2003 [3]	Fiscal 2004 P [3]
Net Income [4]	30.22 x	37.62 x	16.28 x	26.02 x
Book Value	0.47 x	0.56 x	0.58 x	0.57 x

Total Transaction Value as a Multiple of:	Fiscal 2001	Fiscal 2002	Fiscal 2003 [3]	Fiscal 2004 P [3]
Net Sales	0.30 x	0.34 x	0.34 x	0.35 x
EBITDA [4]	2.96 x	4.27 x	3.34 x	5.24 x
EBIT [4]	8.64 x	5.43 x	3.84 x	7.03 x

	Stock Price as of 03/05/04	Average Stock Price for Last 5 Days	30 Days	60 Days	90 Days	LTM High 01/27/04	LTM Low 04/25/03
Actual Value	$4.39	$4.37	$4.42	$4.39	$4.33	$4.60	$3.60
Premium at $4.60 per Share	4.8%	5.3%	4.1%	4.9%	6.2%	0.0%	27.8%

	Stock Price Before Announcement [5] 1 Day Prior	1 Week Prior	4 Weeks Prior
Actual Value	$3.00	$3.15	$2.77
Premium at $4.60 per Share	53.3%	46.0%	66.1%

[1] Assumes 4,410,577 basic shares outstanding as of 01/31/04.
[2] Net debt equals short term and long term debt less cash and CD balances estimated by management as of 12/31/03.
[3] Projections provided by Rinse management.
[4] Includes $0.2 million, $0.1 million, $0.1 million, and $0.1 million in royalty income for FY '01, FY '02, FY '03, and FY '04, respectively. Excludes $0.1 million, $0.1 million, and $0.1 million of extraordinary expense for FY '01, FY '02, and FY '03, respectively.
[5] Based on announcement of management's bid for the Company on April 16, 2002.

Page 2

SunTrust Robinson Humphrey™
Capital Markets

Analysis of Proposed Transaction

Schedule of Outstanding Options

As of 01/31/04

Cumulative Cumulative

Options Exercise Aggregate Options Exercise

Outstanding Price Exercise Price Outstanding Price

100,000 $3.00 $300,000 100,000 $300,000

20,248 $3.05 $61,756 120,248 $361,756

50,000 $3.44 $172,000 170,248 $533,756

20,248 $3.67 $74,310 190,496 $608,067

20,248 $3.71 $75,120 210,744 $683,187

50,000 $3.75 $187,500 260,744 $870,687

96,330 $3.94 $379,540 357,074 $1,250,227

20,248 $4.18 $84,637 377,322 $1,334,863

50,000 $4.32 $216,000 427,322 $1,550,863

20,248 $4.50 $91,116 447,570 $1,641,979

447,570 $1,641,979

150,000 $12.15[2] $1,822,000 $3,463,979

597,570 $3,463,979

Cumulative Additional

Deal Exercise In-The-Money Shares Diluted

Price Price Options Issued Shares Out. [1]

$ 4.60 $ 1,641,979 447,570 90,618 4,501,195

Cumulative Net Value Of

Deal In-The-Money Value Of Exercise In-The-Money

Price Options Options Price Options

$ 4.60 447,570 $ 2,058,822 $ 1,641,979 $416,843

[1] Assumes 4,410,577 basic shares outstanding, as of 12/31/03, and uses the treasury stock method. [2] Equals weighted average exercise price; option price range $4.50 to $16.50.

Section III

Historical and Projected Financial Information

Income Statement
(Dollars in Thousands)

	Historical Year Ended December 31,					Projected Years Ending December 31, [1]						Compound Annual Growth
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	(2003-2008)
Total Net Sales	$34,835	$34,356	$31,138	$28,296	$25,067	$25,336	$24,750	$25,245	$26,002	$27,042	$28,124	2.1%
% Growth	*28.5%*	*-1.4%*	*-9.4%*	*-9.1%*	*-11.4%*	*1.1%*	*-2.3%*	*2.0%*	*3.0%*	*4.0%*	*4.0%*	
Cost of Goods Sold	22,130	19,566	18,507	16,243	15,206	14,264	14,735	15,033	15,488	16,107	16,751	
% of Net Sales	*63.5%*	*57.0%*	*59.4%*	*57.4%*	*60.7%*	*56.3%*	*59.5%*	*59.6%*	*59.6%*	*59.6%*	*59.6%*	
Gross Profit	$12,705	$14,789	$12,631	$12,053	$9,861	$11,072	$10,015	$10,212	$10,515	$10,935	$11,373	0.5%
% of Net Sales	*36.5%*	*43.0%*	*40.6%*	*42.6%*	*39.3%*	*43.7%*	*40.5%*	*40.5%*	*40.4%*	*40.4%*	*40.4%*	
SG&A Expenses (incl depr. & amort)	12,240	11,747	11,653	11,363	8,509	9,194	8,849	9,170	9,543	10,062	10,612	
% of Net Sales	*35.1%*	*34.2%*	*37.4%*	*40.2%*	*33.9%*	*36.3%*	*35.8%*	*36.3%*	*36.7%*	*37.2%*	*37.7%*	
Nonrecurring Expenses (Income)	-	100	500	125	75	113	-	-	-	-	-	
EBITDA, adjusted [2]	$2,206	$5,427	$3,369	$2,884	$2,002	$2,609	$1,632	$1,512	$1,449	$1,361	$1,259	-13.6%
% of Net Sales	*6.3%*	*15.8%*	*10.8%*	*10.2%*	*8.0%*	*10.3%*	*6.6%*	*6.0%*	*5.6%*	*5.0%*	*4.5%*	
Depreciation	407	508	423	395	334	288	323	327	335	345	356	
Amortization	1,208	1,266	1,292	1,500	93	93	93	93	93	93	93	
EBIT, adjusted [2]	$591	$3,652	$1,653	$989	$1,575	$2,228	$1,216	$1,092	$1,022	$923	$810	-18.3%
% of Net Sales	*1.7%*	*10.6%*	*5.3%*	*3.5%*	*6.3%*	*8.8%*	*4.9%*	*4.3%*	*3.9%*	*3.4%*	*2.9%*	
Net Other Income/(Expense)	(595)	(516)	(147)	(118)	(101)	(176)	67	117	183	250	350	
Pre-Tax Income	($4)	$3,136	$1,506	$871	$1,475	$2,052	$1,283	$1,209	$1,204	$1,173	$1,160	
Income Tax Expense [3]	(1)	1,231	574	186	924	780	488	459	458	446	441	
Adjusted Net Income [4]	($3)	$1,905	$932	$685	$550	$1,272	$796	$749	$747	$728	$719	-10.8%

[1] Projected financial data provided by Rinse Management.
[2] Includes royalty income, excludes nonrecurring expenses and 2003-2004 management bonuses
[3] Nonrecurring expenses taxed at 38.0%.
[4] 2002 net income excludes net charge of $6.8mm ($8.4mm pre-tax) for impairment loss on goodwill.

Page 4

SunTrust Robinson Humphrey℠
Capital Markets

Historical and Projected Financial Information Balance Sheet (Dollars in Thousands)

Historical Year Ended December 31, Projected as of December 31,

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Assets

Cash & Cash Equivalents $ 8,082 $ 12,079 $ 13,559 $ 8,409 $ 10,786 $ 13,302 $ 13,210 $ 14,290 $ 15,495 $ 16,425 $ 17,342

Accounts Receivable 3,699 2,993 3,027 1,809 1,451 1,425 1,392 1,419 1,462 1,520 1,581

Inventory 15,286 11,954 10,378 9,286 7,624 7,623 7,875 8,034 8,277 8,608 8,952

Prepaid Expenses 220 291 207 266 358 785 766 782 805 837 871

Income Taxes Rec. and Other Current Assets 675 129 1,028 345 65 689 673 686 707 735 764

Total Current Assets $ 27,961 $ 27,447 $ 28,199 $ 20,116 $ 20,285 $ 23,823 $ 23,915 $ 25,211 $ 26,746 $ 28,127 $ 29,512

Certificate of Deposit - - - 7,585 6,753 5,643 4,533 3,423 - - -

Net PP&E 3,121 2,800 2,618 2,308 2,004 1,702 1,430 1,152 867 572 266

Intangibles 27,086 25,856 24,737 23,432 14,914 14,852 14,759 14,666 14,574 14,481 14,388

Other Long Term Assets 2,432 3,333 3,216 3,621 3,700 2,449 2,376 2,305 2,236 2,168 2,103

Total Assets $ 60,600 $ 59,435 $ 58,769 $ 57,062 $ 47,655 $ 48,469 $ 47,013 $ 46,757 $ 44,422 $ 45,348 $ 46,269

Liabilities & Stockholders’ Equity

Accrued Expenses & Accounts Payable $ 3,127 $ 1,857 $ 3,002 $ 2,560 $ 2,018 $ 4,724 $ 4,880 $ 4,979 $ 5,129 $ 5,335 $ 5,548

Note Payable to Bank 400 400 - - - - - - - - -

Current Portion of LT Debt 1,805 1,469 1,519 1,507 1,496 2,442 1,110 3,238 - - -

Total Current Liabilities $ 5,332 $ 3,725 $ 4,521 $ 4,067 $ 3,514 $ 7,166 $ 5,990 $ 8,217 $ 5,129 $ 5,335 $ 5,548

Deferred Income Taxes, Net and Other Liabilities 554 1,443 1,678 1,535 656 993 1,381 1,740 2,098 2,444 2,785

Long Term Debt 11,718 10,418 9,124 7,759 6,395 4,348 3,238 - - - -

Common Stock 47 47 44 44 44 44 44 44 44 44 44

Additional Paid In Capital 19,692 19,405 18,477 18,417 18,417 18,417 18,417 18,417 18,417 18,417 18,417

Retained Earnings 24,609 26,076 26,336 26,592 19,980 18,852 19,295 19,691 20,085 20,460 20,826

Less Contingently Returnable Shares (1,352) (1,352) (1,352) (1,352) (1,352) (1,352) (1,352) (1,352) (1,352) (1,352) (1,352)

Less Treasury Stock - (327) (60) - - - - - - - -

Total Stockholders’ Equity $ 42,997 $ 43,849 $ 43,446 $ 43,701 $ 37,089 $ 35,961 $ 36,404 $ 36,801 $ 37,195 $ 37,569 $ 37,936

Total Liabilities & Stockholders’ Equity $ 60,600 $ 59,435 $ 58,769 $ 57,062 $ 47,655 $ 48,469 $ 47,013 $ 46,757 $ 44,422 $ 45,348 $ 46,269

Historical and Projected Financial Information Cash Flow Statement (Dollars in Thousands)

Historical Year Ended December 31,

Projected Years Ending December 31,

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Stated Net Income/(Loss) ($ 3) $ 1,843 $ 622 $ 608 ($ 6,259) $ 1,272 $ 796 $ 749 $ 747 $ 728 $ 719

Historical Extraordinary Expense, Tax Effected - 62 310 78 6,809 (1,956) - - - - -

Adj. Net Income/(Loss) (3) 1,905 932 685 550 [1] (684) 796 749 747 728 719

Cash Flow From Operating Activities

Depreciation $ 407 $ 508 $ 423 $ 395 $ 334 $ 288 $ 323 $ 327 $ 335 $ 345 $ 356

Amortization 1,208 1,266 1,292 1,500 93 93 93 93 93 93 93

Impairment Loss on Goodwill [2] - - - - 8,424 - - - - - -

Loss (gain) on Disposal of PPE 4 16 - - - - - - - - -

Contingently Returnable Shares - - - - - - - - - - -

Deferred Income Taxes 286 889 235 (143) (880) 337 388 359 358 346 341

Provision for Doubtful Accounts 122 47 98 131 81 - - - - -

Changes in Operating Assets and Liabilities

net of effects of acquisitions

Certificate of Deposit - - - (7,585) 833 1,110 1,110 1,110 3,423

Accounts Receivable 2,222 659 (230) 1,087 277 2733 (28) (43) (58) (61)

3,332 (243) (957) Inventories 1,576 1,092 1,663 1 (252) (160) (331) (344)

Prepaid Expenses and Other Current Assets 132 (71) 84 (59) (91) (427) 18 (15) (23) (32) (33)

Income Taxes Receivable and Other Assets 94 (861) 15 683 280 (623) 16 (13) (21) (28) (29)

Other LT Assets - - - (551) (79) 1,250 73 71 69 67 65

Accounts Payable and Accrued Expenses (1,045) (1,270) 1,145 (442) (542) 2,706 156 99 150 205 213

Total Adjustments 791 4,873 3,739 (3,894) 10,393 4,762 1,957 1,843 4,099 606 600

Net Cash Flows From Operating Activities 788 6,716 4,361 (3,286) 4,134 4,078 2,753 2,593 4,845 1,334 1,320

Cash Flow From Investing Activities Cash Acquired from Acquisition 5

Decrease in Cash on Deposit with Trustee 339 271 Purchase of PPE (685) (305) (141) (85) (30) (108) (50) (50) (50) (50) (50)

Purchase of Intangible Assets (85) (58) (71) (49) - - - - - - -

Net Cash Flow Used in Investing Activities (426) (92) (212) (134) (30) (108) (50) (50) (50) (50) (50)

Cash Flow From Financing Activities

Repayment of Debt (14,305) (1,636) (1,644) (9,518) (1,374) (1,102) (2,442) (1,110) (3,238)

Repayment of Note Payable to Trustee (1,200) - - - - -

Proceeds from Notes Payable to Bank 15,100 - - 8,140

Acquisition of Treasury Stock - (615) (663) -

(376) (353) (366) Dividends Paid (362) (353) (353) (353) (353) (353) (353) (353)

Net Cash Flow From Financing Activities (771) (2,627) (2,669) (1,730) (1,727) (1,455) (2,795) (1,463) (3,590) (353) (353)

Net increase (decrease) in Cash and Cash Equivalents (409) 3,997 1,480 (5,150) 2,377 2,516 (92) 1,080 1,205 931 917

Cash Beginning $ 8,491 $ 8,082 $ 12,079 $ 13,559 $ 8,409 $ 10,786 $ 13,302 $ 13,210 $ 14,290 $ 15,495 $ 16,425

Cash Ending $ 8,082 $ 12,079 $ 13,559 $ 8,409 $ 10,786 $ 13,302 $ 13,210 $ 14,290 $ 15,495 $ 16,425 $ 17,342

[1] 2002 net income excludes net charge of $6.8mm ($8.4mm pre-tax) for impairment loss on goodwill. [2] Related to one-time cumulative effect of change in accounting principle.

Section IV

Valuation Summary

	Implied Equity Value Per Share [1]		
	High	**Low**	**Average**
I. Analysis of Comparable Public Companies, Utilizing:			
Average current trading multiples of selected small-cap Personal Care Product companies	$12.15	$3.29	$6.52 [2]
Average current trading multiples of selected non-nationally branded Personal Care Product companies	$10.21	$2.31	$5.95 [2]
II. Analysis of Mergers and Acquisitions, Utilizing:			
Multiples of recent disclosed Personal Care Product Industry transactions	$9.34	$3.24	$5.52 [2]
III. Analysis of Acquisition Premiums, Utilizing:			
Average of Reference Transactions from Securities Data Corp.			
Average premium 1 day prior to announcement date	NA	NA	$3.98
Average premium 1 week prior to announcement date	NA	NA	$4.48
Average premium 4 weeks prior to announcement date	NA	NA	$4.18
Historical Mergerstat Review Reported Premiums			
Average premium 1 day prior - All Industries	NA	NA	$4.39
IV. Analysis of Acquisition P/E Multiples, Utilizing:			
Historical Mergerstat Review Reported P/E Multiples			
Average 2001 - 2003 P/E Multiple	NA	NA	$4.13
V. Discounted Cash Flow Analysis	$4.46	$3.52	$3.88

	High	Low	Average
AVERAGE	$9.04	$3.09	$4.78
MEDIAN	$9.78	$3.27	$4.39
HIGH	$12.15	$3.52	$6.52
LOW	$4.46	$2.31	$3.88

[1] Based on 4,501,195 diluted shares outstanding.
[2] Based on weighted average results.

Page 7

SunTrust Robinson Humphrey℠ Capital Markets

Valuation Summary

Excludes 2003 nonrecurring sales of $1.5MM and income of $0.75MM related to sale of Quinsana Medicated Talc

	Implied Equity Value Per Share [1]		
	High	Low	Average
I. Analysis of Comparable Public Companies, Utilizing:			
Average current trading multiples of selected small-cap Personal Care Product companies	$11.59	$3.29	$5.22 [2]
Average current trading multiples of selected non-nationally branded Personal Care Product companies	$9.76	$2.31	$4.72 [2]
II. Analysis of Mergers and Acquisitions, Utilizing:			
Multiples of recent disclosed Personal Care Product Industry transactions	$8.95	$2.05	$4.37 [2]
III. Analysis of Acquisition Premiums, Utilizing:			
Average of Reference Transactions from Securities Data Corp.			
Average premium 1 day prior to announcement date	NA	NA	$3.98
Average premium 1 week prior to announcement date	NA	NA	$4.48
Average premium 4 weeks prior to announcement date	NA	NA	$4.18
Historical Mergerstat Review Reported Premiums			
Average premium 1 day prior - All Industries	NA	NA	$4.39
IV. Analysis of Acquisition P/E Multiples, Utilizing:			
Historical Mergerstat Review Reported P/E Multiples			
Average 2001 - 2003 P/E Multiple	NA	NA	$2.62
V. Discounted Cash Flow Analysis	$4.46	$3.52	$3.88

	High	Low	Average
AVERAGE	$8.69	$2.79	$4.20
MEDIAN	$9.36	$2.80	$4.37
HIGH	$11.59	$3.52	$5.22
LOW	$4.46	$2.05	$2.62

[1] Based on 4,501,195 diluted shares outstanding.
[2] Based on weighted average results.

Page 8

SunTrust Robinson Humphrey Capital Markets

Section V

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Average Closing Price ($):		Average Daily Volume (# of shares):	
90 Days	$4.33	90 Days	10,443
60 Days	$4.39	60 Days	8,858
30 Days	$4.42	30 Days	7,243
5 Days	$4.37	5 Days	2,875
High Close:	$4.60	High Volume:	426,100
Low Close:	$3.00	Low Volume:	0

Date	Volume	Open	High	Low	Close
05-Mar-2004	600	$4.21	$4.39	$4.21	$4.39
04-Mar-2004	6,000	4.39	4.44	4.34	4.35
03-Mar-2004	2,300	4.39	4.39	4.39	4.39
02-Mar-2004	2,600	4.37	4.37	4.37	4.37
01-Mar-2004	9,300	4.36	4.37	4.35	4.35
27-Feb-2004	5,600	4.25	4.36	4.25	4.36
26-Feb-2004	5,000	4.35	4.35	4.35	4.35
25-Feb-2004	8,200	4.34	4.38	4.28	4.38
24-Feb-2004	4,700	4.42	4.42	4.38	4.38
23-Feb-2004	3,900	4.47	4.47	4.31	4.40
20-Feb-2004	1,900	4.40	4.44	4.36	4.44
19-Feb-2004	6,600	4.31	4.44	4.31	4.40
18-Feb-2004	18,800	4.48	4.48	4.33	4.45
17-Feb-2004	3,500	4.48	4.48	4.48	4.48
13-Feb-2004	9,800	4.40	4.40	4.39	4.40
12-Feb-2004	13,300	4.40	4.40	4.39	4.39
11-Feb-2004	4,600	4.40	4.49	4.40	4.40
10-Feb-2004	25,500	4.35	4.47	4.35	4.47
09-Feb-2004	4,700	4.40	4.40	4.38	4.40
06-Feb-2004	5,300	4.37	4.40	4.37	4.37
05-Feb-2004	1,000	4.35	4.35	4.25	4.34
04-Feb-2004	1,200	4.40	4.40	4.33	4.33
03-Feb-2004	2,000	4.48	4.49	4.40	4.40
02-Feb-2004	2,700	4.48	4.48	4.48	4.48
30-Jan-2004	1,900	4.46	4.47	4.45	4.45
29-Jan-2004	8,200	4.42	4.49	4.36	4.49
28-Jan-2004	13,300	4.64	4.64	4.45	4.45
27-Jan-2004	25,300	4.62	4.65	4.55	4.60
26-Jan-2004	3,100	4.50	4.65	4.50	4.55
23-Jan-2004	16,400	4.45	4.70	4.45	4.50
22-Jan-2004	10,500	4.44	4.45	4.36	4.40
21-Jan-2004	0	4.35	4.39	4.31	4.35
20-Jan-2004	1,000	4.36	4.40	4.36	4.40

Page 9

SunTrust Robinson Humphrey™
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
16-Jan-2004	24,200	4.36	4.40	4.36	4.40
15-Jan-2004	0	4.35	4.36	4.34	4.35
14-Jan-2004	22,200	4.32	4.36	4.31	4.36
13-Jan-2004	22,600	4.31	4.44	4.30	4.36
12-Jan-2004	17,500	4.35	4.41	4.30	4.36
09-Jan-2004	200	4.35	4.35	4.35	4.35
08-Jan-2004	1,800	4.31	4.37	4.31	4.37
07-Jan-2004	5,300	4.31	4.37	4.31	4.36
06-Jan-2004	7,300	4.42	4.42	4.33	4.37
05-Jan-2004	18,100	4.34	4.36	4.34	4.36
02-Jan-2004	200	4.32	4.32	4.32	4.32
31-Dec-2003	1,300	4.31	4.31	4.31	4.31
30-Dec-2003	4,600	4.31	4.35	4.31	4.32
29-Dec-2003	4,000	4.30	4.40	4.29	4.40
26-Dec-2003	0	4.36	4.42	4.30	4.36
24-Dec-2003	4,000	4.38	4.41	4.38	4.41
23-Dec-2003	2,200	4.36	4.36	4.36	4.36
22-Dec-2003	600	4.32	4.32	4.32	4.32
19-Dec-2003	900	4.37	4.37	4.36	4.36
18-Dec-2003	7,600	4.32	4.36	4.32	4.36
17-Dec-2003	8,200	4.31	4.32	4.31	4.32
16-Dec-2003	500	4.36	4.37	4.30	4.30
15-Dec-2003	11,600	4.30	4.33	4.29	4.33
12-Dec-2003	32,200	4.35	4.35	4.30	4.30
11-Dec-2003	18,400	4.39	4.39	4.29	4.30
10-Dec-2003	54,100	4.40	4.47	4.39	4.40
09-Dec-2003	33,100	4.41	4.41	4.35	4.41
08-Dec-2003	53,300	4.34	4.44	4.34	4.41
05-Dec-2003	9,200	4.30	4.33	4.27	4.33
04-Dec-2003	12,600	4.27	4.29	4.26	4.27
03-Dec-2003	8,700	4.20	4.27	4.20	4.26
02-Dec-2003	7,400	4.28	4.29	4.27	4.27
01-Dec-2003	11,000	4.29	4.30	4.29	4.29
28-Nov-2003	500	4.28	4.28	4.28	4.28
26-Nov-2003	1,400	4.26	4.28	4.26	4.28
25-Nov-2003	12,100	4.26	4.28	4.26	4.26
24-Nov-2003	2,200	4.28	4.28	4.26	4.26
21-Nov-2003	22,500	4.26	4.26	4.25	4.26
20-Nov-2003	5,100	4.26	4.26	4.26	4.26
19-Nov-2003	24,500	4.25	4.25	4.25	4.25
18-Nov-2003	11,100	4.26	4.29	4.25	4.25

Page 10

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
17-Nov-2003	4,000	4.29	4.29	4.25	4.25
14-Nov-2003	26,300	4.25	4.25	4.20	4.24
13-Nov-2003	4,500	4.23	4.26	4.23	4.25
12-Nov-2003	7,200	4.21	4.25	4.21	4.25
11-Nov-2003	25,200	4.21	4.32	4.20	4.20
10-Nov-2003	102,800	4.18	4.26	4.16	4.20
07-Nov-2003	5,600	4.15	4.16	4.15	4.16
06-Nov-2003	5,800	4.15	4.19	4.15	4.16
05-Nov-2003	10,400	4.15	4.16	4.15	4.16
04-Nov-2003	10,700	4.15	4.16	4.15	4.15
03-Nov-2003	13,300	4.11	4.18	4.11	4.18
31-Oct-2003	0	4.16	4.19	4.12	4.16
30-Oct-2003	900	4.17	4.18	4.12	4.18
29-Oct-2003	500	4.12	4.12	4.10	4.10
28-Oct-2003	5,000	4.11	4.11	4.10	4.10
27-Oct-2003	4,600	4.15	4.15	4.10	4.11
24-Oct-2003	10,300	4.10	4.19	4.10	4.15
23-Oct-2003	0	4.09	4.14	4.03	4.09
22-Oct-2003	16,900	4.10	4.10	4.10	4.10
21-Oct-2003	55,800	4.10	4.12	4.09	4.12
20-Oct-2003	0	4.13	4.14	4.11	4.13
17-Oct-2003	0	4.14	4.18	4.10	4.14
16-Oct-2003	0	4.14	4.18	4.11	4.14
15-Oct-2003	14,100	4.10	4.13	4.10	4.13
14-Oct-2003	19,300	4.10	4.13	4.10	4.10
13-Oct-2003	11,500	4.10	4.10	4.10	4.10
10-Oct-2003	3,100	4.12	4.12	4.06	4.06
09-Oct-2003	0	4.11	4.12	4.10	4.11
08-Oct-2003	400	4.09	4.09	4.09	4.09
07-Oct-2003	0	4.09	4.13	4.05	4.09
06-Oct-2003	19,300	4.10	4.13	4.10	4.13
03-Oct-2003	27,400	4.10	4.13	4.10	4.13
02-Oct-2003	15,800	4.05	4.10	4.02	4.10
01-Oct-2003	3,000	4.05	4.05	4.02	4.02
30-Sep-2003	18,400	4.00	4.05	4.00	4.01
29-Sep-2003	2,800	4.00	4.00	4.00	4.00
26-Sep-2003	14,700	4.00	4.05	3.96	4.05
25-Sep-2003	100	4.01	4.01	4.01	4.01
24-Sep-2003	0	4.04	4.08	4.00	4.04
23-Sep-2003	26,200	4.24	4.24	4.00	4.09
22-Sep-2003	38,400	3.90	4.25	3.89	4.19

Page 11

SunTrust Robinson Humphrey™ Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
19-Sep-2003	400	3.80	3.80	3.80	3.80
18-Sep-2003	7,200	3.81	3.82	3.80	3.80
17-Sep-2003	1,000	3.81	3.81	3.81	3.81
16-Sep-2003	200	3.90	3.90	3.90	3.90
15-Sep-2003	11,300	3.79	3.80	3.75	3.80
12-Sep-2003	8,200	3.80	3.90	3.80	3.80
11-Sep-2003	1,500	3.73	3.77	3.73	3.77
10-Sep-2003	3,800	3.77	3.80	3.77	3.80
09-Sep-2003	1,700	3.77	3.77	3.77	3.77
08-Sep-2003	8,200	3.77	3.78	3.77	3.77
05-Sep-2003	1,000	3.78	3.78	3.77	3.77
04-Sep-2003	1,000	3.77	3.77	3.77	3.77
03-Sep-2003	3,100	3.80	3.85	3.80	3.85
02-Sep-2003	0	3.80	3.85	3.75	3.80
29-Aug-2003	2,600	3.72	3.76	3.72	3.76
28-Aug-2003	15,700	3.81	3.81	3.80	3.80
27-Aug-2003	0	3.84	3.90	3.77	3.84
26-Aug-2003	1,300	3.84	3.86	3.80	3.80
25-Aug-2003	2,100	3.80	3.86	3.80	3.86
22-Aug-2003	0	3.76	3.80	3.72	3.76
21-Aug-2003	2,100	3.82	3.82	3.77	3.77
20-Aug-2003	5,000	3.86	3.86	3.77	3.77
19-Aug-2003	0	3.81	3.86	3.75	3.81
18-Aug-2003	900	3.89	3.89	3.85	3.86
15-Aug-2003	0	3.87	3.93	3.80	3.87
14-Aug-2003	0	3.87	3.93	3.80	3.87
13-Aug-2003	0	3.87	3.93	3.80	3.87
12-Aug-2003	500	3.93	3.93	3.93	3.93
11-Aug-2003	100	3.90	3.90	3.90	3.90
08-Aug-2003	500	3.82	3.82	3.82	3.82
07-Aug-2003	1,200	3.79	3.90	3.79	3.90
06-Aug-2003	0	3.87	3.97	3.77	3.87
05-Aug-2003	0	3.88	3.97	3.80	3.88
04-Aug-2003	0	3.86	3.95	3.77	3.86
01-Aug-2003	1,100	3.85	3.87	3.85	3.87
31-Jul-2003	3,400	3.89	3.95	3.89	3.91
30-Jul-2003	1,000	3.86	3.86	3.86	3.86
29-Jul-2003	4,500	3.79	3.87	3.79	3.87
28-Jul-2003	600	3.85	3.85	3.78	3.79
25-Jul-2003	0	3.83	3.84	3.81	3.83
24-Jul-2003	6,700	3.81	3.85	3.81	3.85

Page 12

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
23-Jul-2003	3,000	3.78	3.79	3.78	3.79
22-Jul-2003	2,900	3.80	3.80	3.74	3.74
21-Jul-2003	4,000	3.80	3.82	3.80	3.80
18-Jul-2003	1,900	3.74	3.74	3.73	3.73
17-Jul-2003	4,200	3.79	3.82	3.79	3.79
16-Jul-2003	0	3.76	3.80	3.72	3.76
15-Jul-2003	1,000	3.78	3.78	3.78	3.78
14-Jul-2003	1,300	3.76	3.76	3.76	3.76
11-Jul-2003	6,600	3.84	3.85	3.72	3.72
10-Jul-2003	4,100	3.75	3.75	3.72	3.72
09-Jul-2003	2,000	3.73	3.73	3.71	3.71
08-Jul-2003	1,000	3.75	3.75	3.75	3.75
07-Jul-2003	1,500	3.72	3.72	3.71	3.71
03-Jul-2003	0	3.78	3.85	3.71	3.78
02-Jul-2003	0	3.79	3.85	3.72	3.79
01-Jul-2003	3,000	3.72	3.72	3.71	3.71
30-Jun-2003	4,000	3.71	3.71	3.71	3.71
27-Jun-2003	1,000	3.73	3.73	3.73	3.73
26-Jun-2003	400	3.75	3.75	3.75	3.75
25-Jun-2003	2,000	3.72	3.72	3.72	3.72
24-Jun-2003	8,000	3.72	3.72	3.71	3.71
23-Jun-2003	0	3.79	3.85	3.72	3.79
20-Jun-2003	1,400	3.79	3.79	3.73	3.73
19-Jun-2003	4,900	3.72	3.72	3.71	3.72
18-Jun-2003	6,000	3.71	3.72	3.71	3.72
17-Jun-2003	15,000	3.71	3.71	3.71	3.71
16-Jun-2003	8,300	3.74	3.74	3.66	3.66
13-Jun-2003	11,600	3.73	3.75	3.73	3.74
12-Jun-2003	8,000	3.72	3.75	3.71	3.75
11-Jun-2003	2,400	3.72	3.80	3.72	3.72
10-Jun-2003	0	3.78	3.85	3.71	3.78
09-Jun-2003	200	3.71	3.71	3.71	3.71
06-Jun-2003	8,500	3.65	3.74	3.65	3.71
05-Jun-2003	0	3.65	3.69	3.61	3.65
04-Jun-2003	5,400	3.70	3.80	3.61	3.61
03-Jun-2003	41,500	3.60	3.60	3.59	3.59
02-Jun-2003	30,800	3.60	3.64	3.56	3.60
30-May-2003	49,600	3.55	3.73	3.55	3.56
29-May-2003	10,900	3.53	3.55	3.53	3.55
28-May-2003	10,100	3.52	3.55	3.52	3.52
27-May-2003	41,300	3.56	3.57	3.51	3.53

Page 13

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
23-May-2003	54,400	3.60	3.60	3.56	3.56
22-May-2003	60,300	3.58	3.60	3.56	3.60
21-May-2003	34,600	3.60	3.60	3.54	3.60
20-May-2003	9,200	3.60	3.60	3.54	3.55
19-May-2003	7,500	3.59	3.60	3.55	3.60
16-May-2003	10,400	3.60	3.61	3.56	3.56
15-May-2003	24,100	3.54	3.60	3.54	3.60
14-May-2003	14,900	3.55	3.57	3.55	3.55
13-May-2003	14,800	3.54	3.60	3.54	3.55
12-May-2003	6,000	3.47	3.47	3.46	3.47
09-May-2003	13,200	3.51	3.58	3.42	3.50
08-May-2003	13,500	3.19	3.58	3.19	3.58
07-May-2003	4,400	3.25	3.25	3.10	3.10
06-May-2003	6,100	3.13	3.30	3.13	3.25
05-May-2003	51,500	3.29	3.38	3.04	3.04
02-May-2003	19,600	3.32	3.32	3.20	3.25
01-May-2003	12,900	3.19	3.40	3.19	3.31
30-Apr-2003	600	3.20	3.20	3.19	3.19
29-Apr-2003	4,900	3.14	3.18	3.02	3.18
28-Apr-2003	3,700	3.03	3.03	3.02	3.02
25-Apr-2003	5,100	3.00	3.00	3.00	3.00
24-Apr-2003	15,500	3.01	3.02	3.01	3.02
23-Apr-2003	7,100	3.01	3.02	3.01	3.02
22-Apr-2003	8,900	3.09	3.09	3.01	3.01
21-Apr-2003	426,100	3.15	3.15	3.09	3.09
17-Apr-2003	28,100	3.10	3.15	3.10	3.15
16-Apr-2003	1,000	3.13	3.13	3.13	3.13
15-Apr-2003	0	3.19	3.25	3.13	3.19
14-Apr-2003	3,500	3.20	3.20	3.11	3.12
11-Apr-2003	12,600	3.26	3.26	3.10	3.20
10-Apr-2003	2,500	3.24	3.25	3.24	3.25
09-Apr-2003	2,800	3.23	3.23	3.18	3.18
08-Apr-2003	2,400	3.17	3.17	3.17	3.17
07-Apr-2003	5,800	3.02	3.16	3.02	3.16
04-Apr-2003	4,300	3.09	3.14	3.06	3.14
03-Apr-2003	3,000	3.11	3.11	3.07	3.07
02-Apr-2003	5,700	3.15	3.28	3.13	3.13
01-Apr-2003	4,000	3.13	3.13	3.11	3.11
31-Mar-2003	0	3.18	3.24	3.12	3.18
28-Mar-2003	4,500	3.12	3.16	3.12	3.15
27-Mar-2003	5,200	3.10	3.15	3.10	3.12

Page 14

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
26-Mar-2003	0	3.18	3.24	3.12	3.18
25-Mar-2003	0	3.19	3.25	3.12	3.19
24-Mar-2003	3,000	3.13	3.13	3.12	3.12
21-Mar-2003	4,100	3.15	3.15	3.15	3.15
20-Mar-2003	5,000	3.24	3.24	3.20	3.20
19-Mar-2003	10,400	3.15	3.16	3.14	3.16
18-Mar-2003	5,900	3.26	3.26	3.22	3.22
17-Mar-2003	700	3.26	3.26	3.26	3.26
14-Mar-2003	3,300	3.26	3.26	3.23	3.25
13-Mar-2003	6,000	3.25	3.30	3.25	3.25
12-Mar-2003	6,800	3.30	3.30	3.25	3.26
11-Mar-2003	5,100	3.32	3.40	3.30	3.40
10-Mar-2003	3,500	3.35	3.35	3.30	3.30
07-Mar-2003	1,000	3.36	3.36	3.36	3.36
06-Mar-2003	700	3.40	3.40	3.40	3.40
05-Mar-2003	4,100	3.38	3.41	3.37	3.40
04-Mar-2003	100	3.37	3.37	3.37	3.37
03-Mar-2003	800	3.45	3.46	3.45	3.46
28-Feb-2003	1,300	3.49	3.49	3.36	3.37
27-Feb-2003	200	3.44	3.44	3.44	3.44
26-Feb-2003	200	3.33	3.33	3.33	3.33
25-Feb-2003	800	3.32	3.32	3.32	3.32
24-Feb-2003	0	3.40	3.49	3.30	3.40
21-Feb-2003	0	3.40	3.50	3.30	3.40
20-Feb-2003	500	3.32	3.32	3.32	3.32
19-Feb-2003	0	3.42	3.50	3.33	3.42
18-Feb-2003	0	3.42	3.49	3.36	3.42
14-Feb-2003	12,000	3.38	3.40	3.33	3.40
13-Feb-2003	300	3.35	3.45	3.35	3.45
12-Feb-2003	400	3.37	3.40	3.37	3.40
11-Feb-2003	8,500	3.40	3.40	3.30	3.32
10-Feb-2003	8,100	3.53	3.53	3.43	3.50
07-Feb-2003	4,600	3.50	3.50	3.50	3.50
06-Feb-2003	1,000	3.38	3.38	3.38	3.38
05-Feb-2003	2,800	3.45	3.45	3.40	3.40
04-Feb-2003	0	3.50	3.55	3.45	3.50
03-Feb-2003	2,700	3.55	3.55	3.55	3.55
31-Jan-2003	0	3.49	3.51	3.46	3.49
30-Jan-2003	500	3.46	3.47	3.46	3.47
29-Jan-2003	9,200	3.44	3.60	3.44	3.51
28-Jan-2003	100	3.45	3.45	3.45	3.45

Page 15

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
27-Jan-2003	1,300	3.60	3.60	3.50	3.50
24-Jan-2003	2,000	3.50	3.51	3.40	3.51
23-Jan-2003	2,500	3.45	3.45	3.40	3.40
22-Jan-2003	4,500	3.46	3.46	3.45	3.45
21-Jan-2003	4,300	3.46	3.46	3.46	3.46
17-Jan-2003	3,400	3.51	3.52	3.45	3.45
16-Jan-2003	1,000	3.52	3.52	3.52	3.52
15-Jan-2003	600	3.46	3.60	3.46	3.60
14-Jan-2003	200	3.50	3.59	3.50	3.59
13-Jan-2003	2,000	3.50	3.50	3.50	3.50
10-Jan-2003	2,900	3.56	3.61	3.56	3.61
09-Jan-2003	100	3.56	3.56	3.56	3.56
08-Jan-2003	1,100	3.46	3.60	3.46	3.60
07-Jan-2003	3,700	3.60	3.60	3.46	3.46
06-Jan-2003	5,100	3.58	3.58	3.55	3.55
03-Jan-2003	0	3.50	3.59	3.41	3.50
02-Jan-2003	14,000	3.40	3.50	3.40	3.40
31-Dec-2002	8,100	3.34	3.54	3.34	3.44
30-Dec-2002	800	3.40	3.45	3.34	3.45
27-Dec-2002	4,600	3.40	3.40	3.30	3.30
26-Dec-2002	300	3.30	3.30	3.30	3.30
24-Dec-2002	0	3.39	3.50	3.28	3.39
23-Dec-2002	1,100	3.44	3.45	3.40	3.40
20-Dec-2002	4,300	3.40	3.40	3.30	3.31
19-Dec-2002	0	3.50	3.59	3.41	3.50
18-Dec-2002	500	3.41	3.41	3.41	3.41
17-Dec-2002	500	3.45	3.50	3.45	3.50
16-Dec-2002	3,000	3.46	3.46	3.45	3.45
13-Dec-2002	300	3.36	3.36	3.36	3.36
12-Dec-2002	1,500	3.30	3.36	3.30	3.36
11-Dec-2002	4,100	3.41	3.41	3.37	3.37
10-Dec-2002	1,000	3.41	3.41	3.41	3.41
09-Dec-2002	900	3.54	3.54	3.45	3.45
06-Dec-2002	5,000	3.41	3.41	3.40	3.41
05-Dec-2002	1,400	3.48	3.48	3.48	3.48
04-Dec-2002	200	3.45	3.45	3.45	3.45
03-Dec-2002	200	3.45	3.46	3.45	3.46
02-Dec-2002	0	3.52	3.60	3.45	3.52
29-Nov-2002	700	3.41	3.41	3.41	3.41
27-Nov-2002	2,800	3.50	3.50	3.41	3.41
26-Nov-2002	2,500	3.49	3.50	3.49	3.50

Page 16

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
25-Nov-2002	5,700	3.45	3.45	3.40	3.40
22-Nov-2002	0	3.48	3.50	3.45	3.48
21-Nov-2002	400	3.45	3.45	3.45	3.45
20-Nov-2002	0	3.48	3.50	3.45	3.48
19-Nov-2002	1,100	3.42	3.49	3.42	3.49
18-Nov-2002	0	3.46	3.49	3.42	3.46
15-Nov-2002	500	3.40	3.40	3.40	3.40
14-Nov-2002	2,000	3.46	3.46	3.46	3.46
13-Nov-2002	6,000	3.40	3.40	3.36	3.36
12-Nov-2002	3,400	3.38	3.40	3.38	3.40
11-Nov-2002	0	3.43	3.50	3.36	3.43
08-Nov-2002	0	3.42	3.49	3.35	3.42
07-Nov-2002	1,100	3.36	3.36	3.36	3.36
06-Nov-2002	200	3.43	3.43	3.38	3.38
05-Nov-2002	0	3.44	3.49	3.38	3.44
04-Nov-2002	2,300	3.41	3.41	3.37	3.37
01-Nov-2002	2,500	3.45	3.45	3.45	3.45
31-Oct-2002	0	3.39	3.45	3.33	3.39
30-Oct-2002	1,000	3.45	3.45	3.45	3.45
29-Oct-2002	5,500	3.64	3.64	3.37	3.40
28-Oct-2002	400	3.56	3.56	3.56	3.56
25-Oct-2002	0	3.51	3.55	3.47	3.51
24-Oct-2002	3,600	3.60	3.60	3.55	3.55
23-Oct-2002	0	3.50	3.60	3.40	3.50
22-Oct-2002	0	3.50	3.60	3.40	3.50
21-Oct-2002	500	3.44	3.44	3.44	3.44
18-Oct-2002	100	3.50	3.50	3.50	3.50
17-Oct-2002	900	3.49	3.55	3.48	3.55
16-Oct-2002	400	3.48	3.48	3.48	3.48
15-Oct-2002	2,100	3.34	3.40	3.34	3.40
14-Oct-2002	1,300	3.35	3.35	3.31	3.31
11-Oct-2002	2,000	3.30	3.30	3.30	3.30
10-Oct-2002	1,200	3.44	3.44	3.35	3.35
09-Oct-2002	2,400	3.31	3.40	3.31	3.40
08-Oct-2002	6,000	3.35	3.35	3.28	3.29
07-Oct-2002	100	3.49	3.49	3.49	3.49
04-Oct-2002	300	3.45	3.45	3.45	3.45
03-Oct-2002	0	3.49	3.58	3.40	3.49
02-Oct-2002	1,000	3.30	3.50	3.30	3.50
01-Oct-2002	0	3.34	3.40	3.28	3.34
30-Sep-2002	0	3.34	3.40	3.28	3.34

Page 17

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
27-Sep-2002	9,700	3.29	3.30	3.27	3.27
26-Sep-2002	1,800	3.30	3.30	3.30	3.30
25-Sep-2002	6,100	3.28	3.30	3.28	3.30
24-Sep-2002	14,300	3.32	3.34	3.29	3.29
23-Sep-2002	5,100	3.40	3.40	3.35	3.36
20-Sep-2002	300	3.34	3.34	3.34	3.34
19-Sep-2002	6,300	3.32	3.35	3.32	3.35
18-Sep-2002	3,000	3.31	3.31	3.30	3.30
17-Sep-2002	600	3.40	3.40	3.40	3.40
16-Sep-2002	0	3.30	3.34	3.26	3.30
13-Sep-2002	1,200	3.30	3.34	3.30	3.34
12-Sep-2002	31,500	3.32	3.40	3.25	3.25
11-Sep-2002	2,000	3.35	3.35	3.35	3.35
10-Sep-2002	0	3.37	3.40	3.34	3.37
09-Sep-2002	300	3.34	3.34	3.34	3.34
06-Sep-2002	0	3.39	3.45	3.33	3.39
05-Sep-2002	0	3.36	3.39	3.32	3.36
04-Sep-2002	1,500	3.31	3.33	3.31	3.33
03-Sep-2002	2,400	3.31	3.31	3.31	3.31
30-Aug-2002	1,000	3.30	3.30	3.30	3.30
29-Aug-2002	12,100	3.30	3.32	3.30	3.31
28-Aug-2002	3,400	3.37	3.37	3.30	3.31
27-Aug-2002	7,500	3.36	3.37	3.36	3.37
26-Aug-2002	0	3.40	3.45	3.36	3.40
23-Aug-2002	0	3.38	3.45	3.31	3.38
22-Aug-2002	3,800	3.50	3.50	3.37	3.37
21-Aug-2002	1,100	3.40	3.40	3.36	3.36
20-Aug-2002	0	3.48	3.55	3.40	3.48
19-Aug-2002	29,000	3.43	3.43	3.40	3.43
16-Aug-2002	191,100	3.19	4.00	3.00	3.36
15-Aug-2002	2,800	3.10	3.20	3.10	3.20
14-Aug-2002	28,800	3.15	3.15	2.99	3.00
13-Aug-2002	5,500	3.45	3.45	3.25	3.25
12-Aug-2002	3,200	3.44	3.45	3.44	3.45
09-Aug-2002	3,000	3.45	3.45	3.35	3.35
08-Aug-2002	0	3.40	3.50	3.30	3.40
07-Aug-2002	1,800	3.35	3.40	3.35	3.40
06-Aug-2002	1,500	3.47	3.50	3.45	3.45
05-Aug-2002	3,800	3.43	3.45	3.43	3.45
02-Aug-2002	2,500	3.42	3.43	3.40	3.42
01-Aug-2002	2,000	3.35	3.35	3.35	3.35

Page 18

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
31-Jul-2002	5,000	3.44	3.44	3.44	3.44
30-Jul-2002	4,600	3.25	3.44	3.20	3.44
29-Jul-2002	3,000	3.28	3.38	3.28	3.38
26-Jul-2002	100	3.30	3.30	3.30	3.30
25-Jul-2002	5,800	3.43	3.43	3.35	3.35
24-Jul-2002	3,100	3.45	3.45	3.25	3.30
23-Jul-2002	8,300	3.46	3.47	3.36	3.45
22-Jul-2002	2,000	3.36	3.44	3.36	3.44
19-Jul-2002	0	3.42	3.50	3.35	3.42
18-Jul-2002	0	3.42	3.50	3.34	3.42
17-Jul-2002	0	3.42	3.50	3.34	3.42
16-Jul-2002	0	3.42	3.50	3.34	3.42
15-Jul-2002	6,600	3.36	3.41	3.36	3.41
12-Jul-2002	600	3.40	3.40	3.40	3.40
11-Jul-2002	0	3.47	3.53	3.40	3.47
10-Jul-2002	5,000	3.42	3.42	3.41	3.41
09-Jul-2002	7,100	3.49	3.49	3.41	3.49
08-Jul-2002	5,000	3.50	3.57	3.50	3.50
05-Jul-2002	6,700	3.50	3.57	3.50	3.50
03-Jul-2002	13,000	3.59	3.59	3.55	3.55
02-Jul-2002	2,500	3.65	3.65	3.65	3.65
01-Jul-2002	5,000	3.66	3.66	3.66	3.66
28-Jun-2002	2,000	3.67	3.67	3.67	3.67
27-Jun-2002	300	3.66	3.66	3.66	3.66
26-Jun-2002	5,100	3.70	3.70	3.66	3.66
25-Jun-2002	10,600	3.74	3.74	3.71	3.71
24-Jun-2002	2,700	3.71	3.72	3.71	3.72
21-Jun-2002	200	3.74	3.74	3.74	3.74
20-Jun-2002	15,200	3.74	3.74	3.72	3.72
19-Jun-2002	9,000	3.73	3.74	3.72	3.72
18-Jun-2002	5,000	3.74	3.74	3.74	3.74
17-Jun-2002	1,800	3.73	3.73	3.73	3.73
14-Jun-2002	4,900	3.73	3.73	3.73	3.73
13-Jun-2002	5,200	3.75	3.75	3.74	3.74
12-Jun-2002	3,100	3.75	3.75	3.73	3.73
11-Jun-2002	0	3.77	3.79	3.75	3.77
10-Jun-2002	100	3.75	3.75	3.75	3.75
07-Jun-2002	8,500	3.75	3.75	3.75	3.75
06-Jun-2002	5,100	3.76	3.76	3.75	3.75
05-Jun-2002	0	3.77	3.79	3.76	3.77
04-Jun-2002	16,800	3.76	3.76	3.75	3.75

Page 19

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 16, 2002 - March 5, 2004

Date	Volume	Open	High	Low	Close
03-Jun-2002	0	3.78	3.80	3.76	3.78
31-May-2002	0	3.78	3.80	3.76	3.78
30-May-2002	2,900	3.76	3.76	3.76	3.76
29-May-2002	0	3.78	3.80	3.76	3.78
28-May-2002	10,200	3.76	3.76	3.75	3.75
24-May-2002	52,000	3.77	3.77	3.76	3.76
23-May-2002	200	3.79	3.79	3.79	3.79
22-May-2002	55,700	3.77	3.77	3.76	3.76
21-May-2002	9,100	3.80	3.80	3.80	3.80
20-May-2002	6,400	3.80	3.80	3.77	3.77
17-May-2002	4,200	3.76	3.80	3.76	3.80
16-May-2002	17,000	3.77	3.77	3.76	3.76
15-May-2002	100	3.76	3.76	3.76	3.76
14-May-2002	4,800	3.76	3.76	3.75	3.75
13-May-2002	1,000	3.78	3.78	3.78	3.78
10-May-2002	0	3.75	3.75	3.74	3.75
09-May-2002	300	3.74	3.74	3.74	3.74
08-May-2002	1,300	3.75	3.75	3.73	3.73
07-May-2002	2,600	3.73	3.74	3.73	3.74
06-May-2002	300	3.77	3.77	3.77	3.77
03-May-2002	1,200	3.80	3.80	3.73	3.73
02-May-2002	2,100	3.72	3.83	3.72	3.83
01-May-2002	9,200	3.73	3.73	3.72	3.73
30-Apr-2002	5,000	3.76	3.76	3.73	3.73
29-Apr-2002	0	3.78	3.80	3.76	3.78
26-Apr-2002	6,500	3.72	3.75	3.72	3.75
25-Apr-2002	0	3.77	3.84	3.71	3.77
24-Apr-2002	7,000	3.70	3.72	3.70	3.71
23-Apr-2002	800	3.70	3.70	3.70	3.70
22-Apr-2002	0	3.76	3.80	3.72	3.76
19-Apr-2002	4,700	3.70	3.70	3.65	3.70
18-Apr-2002	100	3.74	3.74	3.74	3.74
17-Apr-2002	6,000	3.70	3.70	3.70	3.70
16-Apr-2002	2,500	3.62	3.71	3.62	3.71

Page 20

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

Project Rinse Daily Price Volume April 16, 2002—March 5, 2004

Share Price $5.00 $4.50 $4.00 $3.50 $3.00 7/02 10/02 1/03 4/03 7/03 10/03 1/04 0 100 200 300 400 500 600 700 Volume in Thousands

Special committee tentatively accepts Acquisition Group’s $4.00 per share offer

Special committee accepts Acquisition Group’s revised $4.50 per share offer

Announced Q2 ‘02 EPS of $0.07 vs $0.07 Q-O-Q

Announced Q3 ‘02 EPS of $0.03 vs. $(0.02) Q-O-Q

Special committee approves transaction

Announced FY ‘02 EPS of $0.12 vs. $0.14 Y-O-Y

Announced Q1 ‘03 EPS of $0.11 vs. $0.08 Q-O-Q

Announced Q2 ‘03 EPS of $0.03 vs. $0.09 Q-O-Q

Company and Acquisition Group enter into Ammended and Restated Agreement and Plan of Merger

Announced Q3 ‘03 EPS of $0.09 vs. $0.06 Q-O-Q

Low Closing Price on 08/14/02 and 04/25/03—$3.00. High Closing Price on 01/27/04—$4.60.

Stock Performance and Ownership Analysis

Project Rinse Daily Indexed Price Performance April 16, 2002—March 5, 2004

180 170 160 150 140 130 120 110 100 90 80 Indexed Prices        % 7/02 10/02 1/03 4/03 7/03 10/03

Rinse Russell 2000 Index S&P 500 Stock Index Small-Cap Peer Group [1] Large-Cap Peer Group [2] 1/04

[1] Small-Cap Reference group includes: CHTT, DLI, PARL, PYX, REV.

[2] Large-Cap Reference group includes: ACV, AVP, CHD, CL, DL, EL, HELE, IPAR, LORLY, NUS, PG, RDEN            ,UL.

Stock Performance and Ownership Analysis

Project Rinse Daily Trading Volume Histogram March 5, 2003—March 5, 2004

800 700 600 500 Thousands 400 in Volume 300 200 100 0

29% 20% 5% 20% 26% <$3.50 $3.50—$3.75 $3.75—$4.00 $4.00—$4.25 $4.25—$4.50 Price

Based on 2,559,300 cumulative shares traded. Low Closing Price on 08/14/02 and 04/25/03—$3.00. High Closing Price on 01/27/04—$4.60.

Stock Performance and Ownership Analysis

Project Rinse Daily Trading Volume Histogram March 5, 2001—March 5, 2004

Volume in Thousands 3,000 2,500 2,000 1,500 1,000 500 0 54% 18% 6% 10% 12%

<$ 3.50 $3.50—$3.75 $3.75—$4.00 Price $4.00—$4.25 $4.25—$4.50

Based on 5,047,500 cumulative shares traded. Low Closing Price on 08/14/02 and 04/25/03—$3.00. High Closing Price on 01/27/04—$4.60.

Stock Performance and Ownership Analysis

Ownership Analysis

Project Rinse

Shareholder Ownership Analysis [1]

Institutional Ownership [2]	Date	Shares	% Held
Richard L. Scott	11-20-03	396,700	9.0%
David M. Knott Partnership	09-30-03	349,280	7.9%
Dimensional Fund Advisors, Inc.	12-31-03	202,800	4.6%
Vanguard Group	12-31-03	75,250	1.7%
DFA Small Cap Value Subtrust	10-31-03	65,600	1.5%
United States Trust Company	09-30-03	26,500	0.6%
California Public Employees Retirement System	12-31-03	10,200	0.2%
HSBC Trinkhaus Capital Management	06-30-03	5,700	0.1%
Northern Trust Investments, Inc.	06-30-03	5,300	0.1%
TD Asset Management, Inc.	09-30-03	4,550	0.1%
Total Institutional Ownership		**745,180**	**16.9%**

Insider Holdings [3] [4]	Date	Shares	% Held
Frank F. Ferola [5]	4-28-03	518,630	11.8%
Shouky Shaheen	4-15-03	307,058	7.0%
Thomas M. D'Amrosio	4-15-03	216,714	4.9%
John Depinto	4-15-03	108,204	2.5%
Leonard Genovese	4-15-03	1,000	0.0%
All Directors and Executives		**1,151,606**	**26.1%**


Ownership Summary
26.1%
16.9%
57.0%
Retail Float
Institutions
Insiders

Insider Ownership	**1,151,606**	**26.1%**
Institutional Ownership	**745,180**	**16.9%**
Retail Float	**2,513,791**	**57.0%**
Shares Outstanding	**4,410,577**	**100.0%**

[1] Based on 4,410,577 basic shares outstanding as of 12/31/03.
[2] Institutional ownership figures are from FactSet Information Systems, as of 02/04/04.
[3] Insider ownership figures are from the Company's preliminary proxy filed 11/24/03.
[4] Excludes a total of 710,878 shares subject to exercisable options for all officers and directors as a group.
[5] Based on 969,935 shares owned by Frank F. Ferola, less 14,305 shares held in the name of his foundation which would not be rolled over in the transaction.

Page 25

SunTrust Robinson Humphrey Capital Markets

Section VI

Implied Valuation Based on Selected Public Reference Companies

Project Rinse

Market Comparison of Selected Personal Care Products Companies

(In Millions, Except Per Share Amounts)

Market EPS [1] P/E Ratio

Latest 52 Week Price % of Calendar Calendar Shares Market Market/

Ticker Exchange Company Name FYE Fin’ls High Low 03/05/04 High LTM 2003 2004 LTM 2003 2004 Out Cap’n Book

Small-Cap Personal Care Products Companies (< $500mm)

CHTT NASDAQ Chattem, Inc. Nov 11/03 $ 25.00 $ 11.50 $ 24.48 97.9% $ 1.18 $ 1.18 $ 1.27 20.7 x 20.7 x 19.3 x 19.5 $ 476.3 5.0 x

DLI AMEX Del Laboratories, Inc. Dec 12/03 33.88 16.29 33.88 100.0% 2.02 2.02 NA 16.8 16.8 NA 9.7 328.5 3.3

PARL NASDAQ Parlux Fragrances, Inc. Mar 12/03 11.85 2.20 11.39 96.1% 0.54 0.54 NA 21.1 NA NA 8.0 90.9 1.6

PYX NYSE Playtex Products, Inc. Dec 12/03 8.93 5.55 6.29 70.4% 0.35 0.35 0.35 18.0 NA 18.0 61.2 385.0 13.9 *

REV NYSE Revlon, Inc. Dec 12/03 3.93 2.05 3.26 83.0% (2.57) (2.57) NA NM NM NA 69.5 226.4 NM

Average 89.5% 19.1 x 18.8 x 18.6 x 3.3 x

Median 96.1% 19.4 18.8 18.6 4.2

Large-Cap Personal Care Products Companies (> $500mm)

ACV NYSE Alberto-Culver Company Sep 12/03 $ 45.83 $ 31.39 $ 45.47 99.2% $ 1.87 $ 1.87 $ 2.12 24.3 x 24.3 x 21.4 x 90.0 $ 4,093.8 3.5 x

AVP NYSE Avon Products, Inc. Dec 12/03 73.27 50.56 72.25 98.6% 2.78 2.78 3.13 26.0 26.0 23.1 235.4 17,007.4 45.8 *

CHD NYSE Church & Dwight Co., Inc Dec 12/03 42.94 28.14 42.90 99.9% 1.86 1.86 2.13 23.1 23.1 20.1 40.4 1,735.1 4.0

CL NYSE Colgate-Palmolive Co. Dec 12/03 60.99 48.56 56.35 92.4% 2.46 2.46 2.66 22.9 22.9 21.2 537.2 30,273.5 34.1 *

DL NYSE The Dial Corporation Dec 12/03 28.82 17.12 28.77 99.8% 1.40 1.40 1.55 20.6 20.6 18.6 96.4 2,773.0 9.0 *

EL NYSE The Estee Lauder Companies Inc. Jun 12/03 43.68 27.00 43.57 99.7% 1.46 1.46 1.65 29.8 29.8 26.4 228.5 9,956.6 6.3

RDEN NASDAQ Elizabeth Arden, Inc. Jan 10/03 21.92 8.89 21.65 98.8% 0.02 0.93 1.20 1,082.5 * 23.3 18.0 24.8 537.8 2.5

HELE NASDAQ Helen Of Troy Corp Limited Feb 11/03 31.99 11.80 29.82 93.2% 1.84 1.84 2.28 16.2 16.2 13.1 28.1 838.6 2.5

IPAR NASDAQ Inter Parfums, Inc. Dec 09/03 32.42 5.75 30.16 93.0% 0.65 0.67 0.78 46.4 * 45.0 * 38.7 * 19.2 577.6 6.0

LORLY NYSE L’Oreal SA [2] Dec 12/02 17.48 11.19 16.36 93.6% 0.57 0.57 0.63 28.7 28.7 26.0 3,380.3 55,295.1 6.6 *

NUS NYSE Nu Skin Enterprises Dec 12/03 21.97 8.75 21.27 96.8% 0.90 0.90 1.07 23.6 23.6 19.9 70.3 1,495.2 5.2

PG NYSE The Procter & Gamble Company Jun 12/03 104.00 79.57 101.76 97.8% 4.39 4.39 4.82 23.2 23.2 21.1 1,292.4 131,514.2 7.1 *

UL NYSE Unilever PLC [3] Dec 12/03 43.89 31.25 41.76 95.1% 2.72 2.79 3.03 15.4 15.0 13.8 727.9 30,396.1 4.1

Average 96.8% 23.1 x 23.1 x 21.6 x 4.3 x

Median 97.8% 23.6 23.3 21.1 6.0

Combined Mean 94.8% 22.0 x 22.4 x 20.0 x 4.0 x

Combined Median 97.3% 23.1 23.2 20.1 5.2

Rinse [4] Dec 12/03 $4.70 $3.00 $4.39 93.4% $ 0.09 [4] $ 0.27 [5] $ 0.20 [5] 48.8 x 16.3 x 21.9 x 4.4 $19.4 0.5 x

* Excluded from average NA—Not available NM—Not meaningful

Highlighted companies included in “Non-Nationally Branded” grouping on Implied Valuation pages.

[1] Earnings estimates are from First Call and Bloomberg, as of 02/10/04, except for CHTT, RDEN, and CL, which are from STRH Equity Research. [2] Based on a currency exchange rate of 1.1320 Euros to the U.S. dollar, the average exchange rate of FY 2003. [3] P/E multiples based on net income for FY 2002 and estimated FY 2003 and FY 2004 of $.6 million, $1.0 million and $1.0 million respectively. [4] Excludes $0.1 million of extraordinary expenses. [5] Based on 4,501,195 diluted shares outstanding.

Implied Valuation Based on Selected Public Reference Companies

Project Rinse

Market Comparison of Selected Personal Care Products Companies

(In Millions, Except Per Share Amounts)

3 Year CAGR

Book Total Debt/ Cash & Total Firm Latest Twelve Months EBIT EBITDA Firm Value to LTM: Net

Company Name Value Debt Equity Equiv Value [1] Revenue EBIT EBITDA Margin Margin Revenue EBIT EBITDA Revenue Income

Small-Cap Personal Care Products Companies (< $500mm)

Chattem, Inc. $ 95.6 $ 212.4 2.2 $ 26.9 $ 661.8 $ 232.5 $ 55.9 $ 62.5 24.1% 26.9% 2.85 x 11.8 x 10.6 x 1.2% NM

Del Laboratories, Inc. 98.9 71.0 0.7 2.3 397.2 408.2 33.5 41.6 8.2% 10.2% 0.97 11.9 9.5 13.8% 103.3% *

Parlux Fragrances, Inc. 56.1 3.1 0.1 0.7 93.4 75.6 8.1 9.4 10.7% 12.4% 1.24 11.5 9.9 2.7% NM

Playtex Products, Inc. 27.8 793.3 28.5 * 27.5 1,150.8 657.7 89.7 [2] 104.7 [2] 13.6% 15.9% 1.75 12.8 11.0 2.7% 35.3%

Revlon, Inc. (1,725.6) 1,897.5 NM 56.5 2,067.4 1,299.3 27.3 [3] 137.1 [3] NM NM 1.59 75.7 * 15.1 NM NM

Average 1.0 x 14.2% 16.4% 1.68 x 12.0 x 11.2 x 5.1% 35.3%

Median 1.5 12.2% 14.2% 1.59 11.9 10.6 2.7% 69.3%

Large-Cap Personal Care Products Companies (> $500mm)

Alberto-Culver Company $ 1,158.6 $ 320.8 0.3 $ 252.2 $ 4,162.3 $ 2,959.4 $ 283.4 $ 331.3 9.6% 11.2% 1.41 x 14.7 x 12.6 x 11.4% 21.1%

Avon Products, Inc. 371.3 1,121.8 3.0 * 694.0 17,435.2 6,804.6 1,038.9 [4] 1,162.4 [4] 15.3% 17.1% 2.56 16.8 15.0 3.9% 5.6% *

Church & Dwight Co., Inc 438.2 397.0 0.9 75.4 2,056.8 1,056.9 111.9 151.5 10.6% 14.3% 1.95 18.4 13.6 23.1% * 41.0%

Colgate-Palmolive Co. 887.1 3,102.9 3.5 * 302.2 33,074.2 9,903.4 2,166.0 2,481.5 21.9% 25.1% 3.34 15.3 13.3 1.6% 10.0%

The Dial Corporation 307.3 457.2 1.5 322.6 2,907.6 1,344.9 241.2 [5] 280.3 [5] 17.9% 20.8% 2.16 12.1 10.4 9.1% NM

The Estee Lauder Companies Inc. 1,588.2 833.3 0.5 869.9 9,920.0 5,440.1 579.0 [6] 760.5 [6] 10.6% 14.0% 1.82 17.1 13.0 3.4% NM

Elizabeth Arden, Inc. 216.9 389.1 1.8 22.8 904.1 770.3 58.5 79.2 7.6% 10.3% 1.17 15.5 11.4 44.3% * NM

Helen Of Troy Corp Limited 338.8 76.0 0.2 11.0 903.7 503.8 70.9 77.4 14.1% 15.4% 1.79 12.7 11.7 22.7% * 49.3%

Inter Parfums, Inc. 95.7 6.3 0.1 41.9 542.0 185.6 25.0 27.8 13.5% 15.0% 2.92 21.7 * 19.5 * 13.3% 19.5%

L’Oreal SA 8,401.5 2,995.4 0.4 2,508.6 55,781.9 15,880.8 2,003.6 2,568.5 12.6% 16.2% 3.51 27.8 * 21.7 * 6.2% 14.8%

Nu Skin Enterprises 288.0 165.4 0.6 122.6 1,538.1 986.5 112.9 135.0 11.4% 13.7% 1.56 13.6 11.4 4.7% 2.5% *

The Procter & Gamble Company 18,572.0 20,075.0 1.1 5,294.0 146,295.2 46,992.0 8,811.0 10,527.0 18.8% 22.4% 3.11 16.6 13.9 0.4% 10.8%

Unilever PLC 7,465.0 20,050.0 2.7 4,218.0 46,228.1 48,353.0 6,225.0 7,445.0 12.9% 15.4% 0.96 7.4 * 6.2 * 1.9% 40.4%

Average 0.9 13.6% 16.2% 2.17 x 15.3 x 12.6 x 5.6% 25.9%

Median 0.9 12.9% 15.4% 1.95 15.5 13.0 6.2% 17.1%

Combined Mean 0.9 13.7% 16.2% 2.04 x 14.3 x 12.2 x 4.8% 26.9%

Combined Median 0.9 12.9% 15.4% 1.81 15.3 12.1 4.7% 20.3%

Rinse $ 36.0 $6.8 0.2 x $ 18.9 $7.2 $ 25,336.0 $ 2.2 [7] $ 2.6 [7] 0.0% 0.0% 0.00 x 3.2 x 2.8 x NM x NM x

* Excluded from average NA—Not available NM—Not meaningful

Highlighted companies included in “Non-Nationally Branded” grouping on Implied Valuation pages. [1] Total firm value equals market capitalization plus debt minus cash. [2] Excludes approximately $7.6 million in restructuring charges. [3] Excludes approximately $6.9 million in restructuring charges. [4] Excludes approximately $34.3 million in special charges. [5] Excludes approximately $0.5 million in special income and asset sales. [6] Excludes approximately $22.0 million special charge related to a legal settlement [7] Includes $0.2 million in royalty income. Excludes $0.1 million in extraordinary expenses.

Implied Valuation Based on Selected Public Reference Companies

Project Rinse

Implied Valuation Based on Publicly Traded Reference Companies

(All Dollar Amounts in Thousands, Except Per Share Amounts)

Mean Multiples—Small-Cap Personal Care Products

Cal.

Valuation Rinse Importance LTM 2004

Parameter Value [2] Weighting Revenue EBITDA EBIT P/E P/E

2003 Revenue [1] $ 25,336 5.0% 1.7 x

2003 EBITDA [1] 2,609 20.0% 11.2 x

2003 EBIT [1] 2,228 20.0% 12.0 x

2003 Net Income 1,272 25.0% 19.1 x

2004 P Net Income 796 30.0% 18.6 x

Implied Firm Value Implied Equity Value [3] Implied Equity Valueper Share [4]

$42,542 29,289 26,743 12,198 2,669 $54,696 41,444 38,898 24,353 14,824 $12.15 9.21 8.64 5.41 3.29

Unweighted Mean $22,688 $34,843 $7.74

Weighted Mean 17,184 29,339 6.52

Median 26,743 38,898 8.64

Mean Multiples—All Reference Companies

Cal.

Valuation Rinse Importance LTM 2004

Parameter Value [2] Weighting Revenue EBITDA EBIT P/E P/E

2003 Revenue [1] $ 25,336 5.0% 2.0 x

2003 EBITDA [1] 2,609 20.0% 12.2 x

2003 EBIT [1] 2,228 20.0% 14.3 x

2003 Net Income 1,272 25.0% 22.0 x

2004 P Net Income 796 30.0% 20.0 x

Implied Firm Value Implied Equity Value [3] Implied Equity Valueper Share [4]

$51,607 31,725 31,948 15,856 3,761 $63,762 43,880 44,103 28,011 15,916 $14.17 9.75 9.80 6.22 3.54

Unweighted Mean $26,980 $39,134 $8.69

Weighted Mean 20,407 35,562 7.23

Median 31,725 43,880 9.75

[1] Includes $50,000 in royalty income. Excludes $113,000 in extraordinary expenses. [2] Projections provided by management. [3] Implied firm value less net debt of $(12.2) million. [4] Based on 4,501,195 diluted shares outstanding.

Implied Valuation Based on Selected Public Reference Companies

Project Rinse

Implied Valuation Based on Publicly Traded Reference Companies

(All Dollar Amounts in Thousands, Except Per Share Amounts)

Mean Multiples—Non-Nationally Branded Companies [5]

Cal.

Valuation Rinse Importance LTM 2004

Parameter Value [2] Weighting Revenue EBITDA EBIT P/E P/E

2003 Revenue [1] $ 25,336 5.0% 1.3 x

2003 EBITDA [1] 2,609 20.0% 10.4 x

2003 EBIT [1] 2,228 20.0% 12.0 x

2003 Net Income 1,272 25.0% 18.0 x

2004 P Net Income 796 30.0% 13.1 x

Implied Firm Value Implied Equity Value [3] Implied Equity Valueper Share [4]

$33,616 27,084 26,809 10,771 NM $45,953 39,239 38,964 22,926 10,411 $10.21 8.72 8.66 5.09 2.31

Unweighted Mean $24,616 $31,499 $7.00

Weighted Mean 15,161 26,793 5.95

Median 26,947 38,964 8.66

[1] Includes $50,000 in royalty income. Excludes $113,000 in extraordinary expenses. [2] Projections provided by management. [3] Implied firm value less net debt of $(12.2) million. [4] Based on 4,501,195 diluted shares outstanding. [5] Companies in average include: DLI, HELE, IPAR, & PARL.

Implied Valuation Based on Selected Public Reference Companies

Excludes 2003 nonrecurring sales of $1.5MM and income of $0.75MM related to sale of Quinsana Medicated Talc

Project Rinse
Implied Valuation Based on Publicly Traded Reference Companies
(All Dollar Amounts in Thousands, Except Per Share Amounts)

Mean Multiples - Small-Cap Personal Care Products

Valuation Parameter	Rinse Value [2]	Importance Weighting	LTM Revenue	LTM EBITDA	LTM EBIT	LTM P/E	Cal. 2004 P/E	Implied Firm Value	Implied Equity Value [3]	Implied Equity Value per Share [4]
2003 Revenue [1]	$23,836	5.0%	1.7 x					$40,023	$52,178	$11.59
2003 EBITDA [1]	1,859	20.0%		11.2 x				20,870	33,025	7.34
2003 EBIT [1]	1,478	20.0%			12.0 x			17,741	29,896	6.64
2003 Net Income	807	25.0%				19.1 x		3,296	15,450	3.43
2004 P Net Income	796	30.0%					18.6 x	2,669	14,824	3.29
Unweighted Mean								$16,920	$29,075	$6.46
Weighted Mean								11,348	23,503	5.22
Median								17,741	29,896	6.64

Mean Multiples - All Reference Companies

Valuation Parameter	Rinse Value [2]	Importance Weighting	LTM Revenue	LTM EBITDA	LTM EBIT	LTM P/E	Cal. 2004 P/E	Implied Firm Value	Implied Equity Value [3]	Implied Equity Value per Share [4]
2003 Revenue [1]	$23,836	5.0%	2.0 x					$48,552	$60,706	$13.49
2003 EBITDA [1]	1,859	20.0%		12.2 x				22,605	34,760	7.72
2003 EBIT [1]	1,478	20.0%			14.3 x			21,194	33,349	7.41
2003 Net Income	807	25.0%				22.0 x		5,616	17,771	3.95
2004 P Net Income	796	30.0%					20.0 x	3,761	15,916	3.54
Unweighted Mean								$20,346	$32,500	$7.22
Weighted Mean								13,720	25,875	5.75
Median								21,194	33,349	7.41

[1] Includes $50,000 in royalty income. Excludes $113,000 in extraordinary expenses.
[2] Projections provided by management.
[3] Implied firm value less net debt of $(12.2) million.
[4] Based on 4,501,195 diluted shares outstanding.

Page 30

SunTrust Robinson Humphrey Capital Markets

Implied Valuation Based on Selected Public Reference Companies

Excludes 2003 nonrecurring sales of $1.5MM and income of $0.75MM related to sale of Quinsana Medicated Talc

Project Rinse

Implied Valuation Based on Publicly Traded Reference Companies

(All Dollar Amounts in Thousands, Except Per Share Amounts)

Mean Multiples—Non-Nationally Branded Companies [5]

Cal.

Valuation Rinse Importance LTM 2004

Parameter Value [2] Weighting Revenue EBITDA EBIT P/E P/E

2003 Revenue [1] $ 23,836 5.0% 1.3 x

2003 EBITDA [1] 1,859 20.0% 10.4 x

2003 EBIT [1] 1,478 20.0% 12.0 x

2003 Net Income 807 25.0% 18.0 x

2004 P Net Income 796 30.0% 13.1 x

Implied Firm Value Implied Equity Value [3] Implied Equity Valueper Share [4]

$31,798 19,299 17,785 2,390 NM $43,952 31,453 29,939 14,545 10,411 $9.76 6.99 6.65 3.23 2.31

Unweighted Mean $17,818 $26,060 $5.79

Weighted Mean 9,604 21,236 4.72

Median 18,542 29,939 6.65

[1] Includes $50,000 in royalty income. Excludes $113,000 in extraordinary expenses. [2] Projections provided by management. [3] Implied firm value less net debt of $(12.2) million. [4] Based on 4,501,195 diluted shares outstanding. [5] Companies in average include: DLI, HELE, IPAR, & PARL.

Section VII

Implied Valuation Based on Selected Mergers and Acquisitions

Analysis of Selected Mergers and Acquisitions Since January 1, 1998

Date Equity Value ($mil) Firm Value [1] ($mil) Equity Value/ Firm Value/

Announced Target Name Target Business Description Acquiror Name Net Income Book Value Sales EBIT EBITDA

12/22/03 Prestige Brands International Mnfr consumer prod GTCR Golder Rauner LLC NA NA NA NA NA NA NA

12/22/03 Estee Lauder Cos Inc—Jane Bus Mnfr cosmetics Undisclosed Acquiror NA NA NA NA NA NA NA

12/22/03 Advanced Research Laboratories Mnfr hair care products Henkel KGaA NA NA NA NA NA NA NA

12/14/03 Dial Corp. Mnfr mkt consumer products Henkel KGaA 2,914.0 3,006.3 23.1x [2] 9.5x * 2.2x 12.5x 10.7x

10/22/03 Burt’s Bees Inc. Mnfr, ret personal care prods AEA Investors Inc. NA 180.0 NA NA NA NA 9.0x

09/16/03 WL Gore-Glide Floss Brand Glide dental floss brand Procter & Gamble Co NA NA NA NA NA NA NA

09/10/03 Unilever-US&Can Oral Care Brds Mnf,whl toothpaste,toothbrush Church & Dwight Co NA NA NA NA NA NA NA

09/02/03 Unilever Plc-Amer Brut Prod Mnf personal care prods Helen of Troy Ltd $ 55.0 $ 55.0 NA NA 1.2x NA NA

07/17/03 Rodan & Fields Mnfr skin care prod Estee Lauder Cos Inc NA NA NA NA NA NA NA

07/10/03 A&M Cleaning Products Mnfr cleaning products Great Lakes Chemical Corp NA NA NA NA NA NA NA

06/19/03 Gonzo Corp Mnfr specialty cleaning prod Fluid Enterprises Inc NA NA NA NA NA NA NA

05/09/03 American Designer Fragrances Fragrance product line Estee Lauder Cos Inc NA NA NA NA NA NA NA

04/21/03 Randall International LLC Mnfr personal care products Radnor Capital Corp NA NA NA NA NA NA NA

04/02/03 Procter & Gamble—Ivorydale Plant,OH Mnfr soaps Trillium Health Care Prod Inc NA NA NA NA NA NA NA

03/28/03 Cosmolab Mnfr, whl lip, eye, cosmetics CSI East NA NA NA NA NA NA NA

03/25/03 Ecologique Inc Mnfr skin care prod Thomas F. Frank NA NA NA NA NA NA NA

03/18/03 Wella AG Mnfr hair prod Procter & Gamble Co 5,800.0 6,900.0 45.6x * 10.0x * 2.0x 22.1x * 15.3x

02/01/03 Shaman Beauty Products Mnfr hair, body prod Jason Natural Cosmetics NA NA NA NA NA NA NA

12/17/02 Creative Beauty Innov Mnfr, whl health, beauty prod Carrington Laboratories NA NA NA NA NA NA NA

09/30/02 Cardre Inc Mnfr cosmetics Sensient Technologies Corp NA NA NA NA NA NA NA

08/16/02 Avalon Natural Products Inc Mnfr organic personal care prod Avalon Holdings Corp NA NA NA NA NA NA NA

08/01/02 John Frieda Professional Hair Care, Inc. Mnfr, ret hair care prod Andrew Jergens Co(Kao Corp) NA 450.0 NA NA 2.8x NA NA

07/26/02 International Speciality Products Mnfr specialty chemicals Samuel J Heyman 674.9 1,074.1 29.3x * 3.5x * 1.3x 9.2x 5.6x

05/17/02 Nitrone Scientific Inc Mnfr skin care prod Prime Pharmaceuticals Corp NA NA NA NA NA NA NA

03/05/02 Abott Laboratories—Selsun Blue Mnfr dandruff shampoo Chattem Inc NA 76.4 5.6x 57.8x * 1.9x NA 6.0x

02/08/02 KMS Research Mnfr hair care prod Goldwell GmbH NA NA NA NA NA NA NA

12/12/01 Armstrong-McCall Distributes beauty supplies Alberto-Culver Co NA NA NA NA NA NA NA

12/02/01 Joico Laboratories, Inc Mnfr hair care prod Zotos Intl Inc NA NA NA NA NA NA NA

11/13/01 Amer Safety Razor-Cotton Mnfr cotton, foot care prod US Cotton LLC NA NA NA NA NA NA NA

11/01/01 Lamaur Corp-Willow Lake Brand Mnfr personal hair care prod Alleghany Pharmcal Corp 1.0 NA NA NA NA NA NA

10/08/01 Intl Flavors & Fragrances Inc Mnfr flavor,fragrance prod JM Smucker Co NA NA NA NA NA NA NA

10/01/01 Pacer Tech-Cook Bates Prod Mnfr personal care prod We Bassett Co NA NA NA NA NA NA NA

08/31/01 Pfizer Inc-Barbasol Shave Mnfr, whl men’s shaving creams Perio Products Inc NA NA NA NA NA NA NA

08/30/01 Graham Webb International Mnfr perfumes and cosmetics Wella AG NA NA NA NA NA NA NA

08/28/01 Dial Corp-Spec Personal Care Mnfr spec personal care prod Hathi Group 12.0 12.0 NA NA NA NA NA

07/16/01 BSI USA Inc Mnfr,whl perfumes,cosmetics Body Shop International PLC NA NA NA NA NA NA NA

05/21/01 Bristol-Myers Squibb-Clairol Mnfr hair and skin care prod Procter & Gamble Co 4,950.0 NA NA NA NA NA NA

05/09/01 BioMedic(Cosmetic Concepts) Mnfr,whl skin care prod Loreal USA NA NA NA NA NA NA NA

05/07/01 Carter-Wallace Inc-Consumer Mnfr consumer prod Investor Group NA NA NA NA NA NA NA

05/03/01 Hydrocarbon Technologies Inc Mnfr soaps & detergents Headwaters Inc NA NA NA NA NA NA NA

04/23/01 Surrey Inc-Assets Mnfr soap,personal care prod Jean Charles Inc NA NA NA NA NA NA NA

04/02/01 USA Detergents Inc Manufacture soap,detergent Church & Dwight Co 100.0 136.1 40.0x * 4.1x * 0.5x 20.9x * 9.0x

01/22/01 Guest Supply Inc Mnfr,whl personal care prod Sysco Corp 188.7 232.4 16.3x 1.5x 0.6x 10.8x 8.4x

12/13/00 Dr Johns Products Ltd Mnfr,whl eletric toothbrushes Procter & Gamble Co NA NA NA NA NA NA NA

10/31/00 Elizabeth Arden Inc(Unilever) Manufacture cosmetics French Fragrances Inc NA 225.0 NA NA 0.5x NA 2.5x

10/30/00 Moll Industries-Cosmetics Div Pvd cosmetics packaging svcs Henlopen Manufacturing NA NA NA NA NA NA NA

10/18/00 Procter & Gamble-Clearasil Mnfr and whl skin care prod Boots Co PLC NA NA NA NA NA NA NA

10/11/00 B&H Supply Co Inc Distributes beauty supplies Sally Beauty(Alberto-Culver) NA NA NA NA NA NA NA

10/04/00 AMM Holdings-Cosmetics Div Mnfr cosmetics Pechiney SA NA NA NA NA NA NA NA

09/25/00 Fresh Inc Mnfr,whl perfumes,fragrances LVMH Moet-Hennessy L Vuitton NA NA NA NA NA NA NA

09/13/00 BeautiControl Cosmetics Inc Mnfr cosmetics,beauty aids Tupperware Corp 54.3 60.4 NA 4.8x * 0.9x NA NA

08/24/00 Chattem Inc-Ban Antiperspirant Mnfr antiperspirant,deodorant Andrew Jergens Co(Kao Corp) 160.0 NA 11.9x [3] NA NA NA NA

07/17/00 Davidson Supply Co Whls profssl beauty prod Beauty Systems Group NA NA NA NA NA NA NA

07/11/00 Caribbean Pacific Natural Prod Mnfr skin care prod Quigley Corp NA NA NA NA NA NA NA

06/25/00 Advanced Polymer Sys Inc-Topic Mnfr perfumes,cosmetics RP Scherer Corp 25.0 NA 7.8x [4] NA NA NA NA

06/05/00 Bumble & Bumble Products LLC Whl,dist hair prod Estee Lauder Co Inc NA NA NA NA NA NA NA

Implied Valuation Based on Selected Mergers and Acquisitions

Analysis of Selected Mergers and Acquisitions Since January 1, 1998

Date Equity Value ($mil) Firm Value [1] ($mil) Equity Value/ Firm Value/

Announced Target Name Target Business Description Acquiror Name Net Income Book Value Sales EBIT EBITDA

05/16/00 Bristol-Myers Squibb-Sea Mnfr toiletry prod Shiseido Co Ltd NA NA NA NA NA NA NA

05/11/00 Tactica International Mnfr,whl personal care prod Helen of Troy Ltd NA NA NA NA NA NA NA

04/25/00 Mercury Beauty Co Inc Whl distrib of beauty prod eSalon Inc NA NA NA NA NA NA NA

04/18/00 Gordon Laboratories Inc Mnfr cosmetics Chromatics Color Sciences Intl NA NA NA NA NA NA NA

04/18/00 Matrix Essentials Inc Mnfr,whl hair, skin care prod Cosmair Inc(L’Oreal SA) NA NA NA NA NA NA NA

04/03/00 Mario Tricoci Hair Salons Manufacture cosmetics Elizabeth Arden Salon Holdings NA NA NA NA NA NA NA

03/30/00 Lifequest Inc Mnfr cosmetics Hydrogiene Corp NA NA NA NA NA NA NA

03/28/00 Bar-Lor Cosmetics Manufacture cosmetics Starbase-1 Coffee Co Ltd NA NA NA NA NA NA NA

03/24/00 Gillette Co-White Rain Shampoo Mnfr shampoo Diamond Products Co NA NA NA NA NA NA NA

03/13/00 Pro-Line Corp Mnfr,whl personal care prod Alberto-Culver Co NA NA NA NA NA NA NA

02/28/00 Carson Inc Mnfr hair,nail care prod Cosmair Inc(L’Oreal SA) 80.6 196.8 NA 1.2x 1.1x NM 58.9x *

02/25/00 Urban Decay Prod,whl cosmetics LVMH Moet-Hennessy L Vuitton NA NA NA NA NA NA NA

02/19/00 Revlon Inc-Professional Prod Mnfr cosmetics,pharmaceuticals Investor Group NA NA NA NA NA NA NA

02/14/00 A&L Laboratories Mnf hygiene prod Roullier Group NA NA NA NA NA NA NA

01/28/00 Macon Beauty Supply Whl,mnfr beauty prod Beauty Systems Group NA NA NA NA NA NA NA

12/15/99 ThermoLase Corp(ThermoTrex) Mnfr personal care prod Thermo Electron Corp 125.7 238.9 NM NM 6.0x * NM NM

11/16/99 Fragrance Impressions Ltd Prod,whl fragrances,cosmetics Tristar Corp NA NA NA NA NA NA NA

11/04/99 Warner-Lambert Co Health care, consumer prod Pfizer 89,167.0 99,313.5 51.4x * 28.5x * 7.7x * 38.5x * 33.7x *

11/01/99 Procter & Gamble Co-Prell Mnfr shampoos Prestige Brands International NA NA NA NA NA NA NA

10/04/99 Parlux Fragrances Inc Mnfr perfumes,beauty prod North Shore Associates LP 29.4 47.0 10.8x 0.5x 0.8x 8.1x 5.4x

09/15/99 RetCom Holdings Ltd Mnfr cosmetics AKI Inc(AKI Holding Corp) NA NA NA NA NA NA NA

09/14/99 Benefits Cosmetics Produce cosmetic prod LVMH Moet-Hennessy L Vuitton NA NA NA NA NA NA NA

08/06/99 CCA Industries Inc Mnfr,whl health,beauty aides Tella-Tech Inc 15.1 14.9 18.8x 8.5x * 0.4x 2.9x 2.6x

08/05/99 Stila Cosmetics Inc Mnfr,retail cosmetics Estee Lauder Co Inc NA NA NA NA NA NA NA

07/21/99 Centocor Inc Mnfr therapeutic health prod Johnson & Johnson 5,050.7 5,419.9 15.2x 2.1x 13.3x * 107.1x * 58.4x *

06/03/99 Inter Parfums Inc Whl men’s, women’s fragrances LVMH Moet-Hennessy L Vuitton 42.9 30.4 9.6x 0.9x 0.4x 3.5x 2.9x

05/13/99 Baby Magic Mnfr infant bath related prod Playtex Products Inc 90.0 NA NA NA NA NA NA

05/12/99 Hard Candy Mnfr cosmetics LVMH Moet-Hennessy L Vuitton NA NA NA NA NA NA NA

05/12/99 Playtex Prod-Intl Jhirmack Manufacture haircare prod Allegheny Pharmacal Corp NA NA NA NA NA NA NA

04/21/99 NextDerm Inc Mnfr skin care prod ProCyte Corp NA NA NA NA NA NA NA

03/31/99 Block Drug-Lava Heavy Duty Mnfr hand cleaners WD-40 Co 19.0 NA NA NA NA NA NA

02/26/99 Naimco Inc-Industrial Soap Ops Manufacture soap Valley Products Co NA NA NA NA NA NA NA

02/15/99 American Safety Razor Co Mnfr,whl consumer prod JW Childs Equity Partners LP 173.1 297.5 15.3x 2.8x 1.0x 9.7x 6.9x

02/11/99 Sussex Plastics Inc Mnfr cosmetics Rexam PLC NA NA NA NA NA NA NA

02/03/99 Stahmer Weston & Co Inc Mnfr hand care prod Erie Scientific Co NA NA NA NA NA NA NA

01/21/99 Paul Sebastian Inc Mnfr perfumes,cosmetics French Fragrances Inc 9.5 NA NA NA NA NA NA

12/17/98 SC Johnson & Sons Inc-Skin Mnfr dermatological prod Johnson & Johnson NA NA NA NA NA NA NA

12/10/98 Carson Inc-Cutex Business Mnfr nail polish remover Shansby Group NA NA NA NA NA NA NA

12/03/98 Gurwitch Bristow Products Mnfr cosmetics Neiman-Marcus Grp(Harcourt) NA NA NA NA NA NA NA

11/05/98 Color-Prelude Mnfr cosmetics Heritage Marketing Corp NA NA NA NA NA NA NA

08/26/98 Sarah Michaels(Bahrain Intl) Manufacture bathroom prod Dial Corp 185.0 NA NA NA NA NA NA

08/05/98 Ben Rickert Inc Mnfr cosmetics and soap Azurel Ltd NA NA NA NA NA NA NA

08/04/98 Ft. Pitt Acquisition Inc Mnfr hair,nail,skin care prod Styling Technology Corp 30.0 NA NA NA NA NA NA

07/16/98 Lamaur Corp-Professional Salon Manufacture shampoo Zotos Intl Inc(Conair Corp) 11.0 21.0 [5] 3.6x 1.6x 1.2x 6.9x NA

07/14/98 DEP Corp Manufacture personal care prod Henkel KGaA 36.7 90.6 12.9x 6.8x * 0.8x 9.9x 7.5x

07/14/98 IVAX Corp Mnfr cosmetics Color Me Beautiful Inc NA NA NA NA NA NA NA

07/14/98 Sunshine Products Inc Mnfr skincare prod Derma Sciences Inc NA NA NA NA NA NA NA

07/03/98 Soft Sheen Products Manufacture hair care prod L’Oreal SA(Gesparal) NA NA NA NA NA NA NA

06/22/98 Rockwood Co LLC Mnfr health,beauty,cosmetic Biomune Inc NA NA NA NA NA NA NA

06/16/98 Johnson Products Co Inc Mnfr,whl hair care prod Carson Inc NA NA NA NA NA NA NA

06/08/98 AP Products Ltd Whl hair care prod Revlon Inc NA NA NA NA NA NA NA

06/01/98 Freeman Cosmetic Corp Mnfr cosmetic prod Dial Corp NA NA NA NA NA NA NA

05/26/98 Pro Finish USA Ltd Mnfr nail care prod Styling Technology Corp 5.0 5.1 5.0x 2.4x 0.9x 4.1x NA

05/26/98 European Touch II Ltd Mnfr foot pedicure spas Styling Technology Corp 21.8 21.8 NA NA NA NA NA

05/20/98 European Touch Co Mnfr nail treatment prod Styling Technology Corp 3.2 3.2 NA NA NA NA NA

Implied Valuation Based on Selected Mergers and Acquisitions

Analysis of Selected Mergers and Acquisitions Since January 1, 1998

Equity Firm

Date Value Value [1] Equity Value/ Firm Value/

Announced Target Name Target Business Description Acquiror Name ($mil) ($mil) Net Income Book Value Sales EBIT EBITDA

05/13/98 AmeriClean Systems Inc Mnfr hygiene prod Unilever NV NA NA NA NA NA NA NA 05/12/98 Body Shop International-US Bus Mnfr,whl perfumes,cosmetics Bellamy Retail Group PLC NA NA NA NA NA NA NA 05/12/98 Chattem-Corn Silk Oil Control Mnfr face care prod Del Laboratories Inc NA NA NA NA NA NA NA 04/14/98 Aloette Cosmetics Inc Manufacture,whl cosmetics ACI Acquisition Partners Inc 11.8 8.6 18.6x 1.2x 0.9x 11.2x 7.2x 04/07/98 Bausch & Lomb-Skin Care Bus Mnfr cosmetics Andrew Jergens Co(Kao Corp) NA NA NA NA NA NA NA 03/04/98 Cook Bates(London lntl Group) Mnfr beauty aids prod Pacer Technology 4.8 8.6 NM NA 0.4x NM NM 02/27/98 JP Fragrances Inc Mnfr,whl fragrances French Fragrances Inc NA NA NA NA NA NA NA 02/26/98 MAC(Estee Lauder Co Inc) Manufacture cosmetics Estee Lauder Co Inc NA NA NA NA NA NA NA 02/23/98 Bristol-Myers-Ban Anti-Perspir Mnfr deodorants Chattem Inc 170.0 170.0 NA NA 1.8x 6.9x NA 01/31/98 JV-SC Johnson & Son, Lion Corp Household, personal care prod Lion Corp NA NA NA NA NA NA NA 01/29/98 Personal Care Group, Inc. Whl baby prod Playtex Products Inc 198.6 267.4 NM 5.0x * 2.4x 45.9x * 26.9x * 01/27/98 Redmond Products Inc Mnfr cosmetics prod Bristol-Myers Squibb Co NA NA NA NA NA NA NA 01/09/98 Pentech Intl-Cosmetic Product Mnfr,whl cosmetics Fun Cosmetics Inc NA NA NA NA NA NA NA

MEAN 11.5x 1.6x 1.2x 8.0x 6.4x MEDIAN 15.3 3.2 1.1 9.9 8.0

*—Excluded from average NA—Not Available NM—Not Meaningful [1] Firm value equals equity value plus total debt minus cash. [2] Sales figure as of 12/31/00. [3] Income figure as of 12/31/99. [4] Balance sheet data as of 06/30/98. Income statement data as of 12/31/97. Sources: Mergerstat and SDC Platinum.

Implied Valuation Based on Selected Mergers and Acquisitions

Project Rinse

Implied Valuation Based on Publicly Traded Reference Companies

(All Dollar Amounts in Thousands, Except Per Share Amounts)

Mean Multiples—All Reference Transactions

Valuation Rinse Importance LTM

Parameter Value Weighting Revenue EBITDA EBIT Net Income

2003 Revenue [1] $ 25,336 5% 1.2 x

2003 EBITDA [1] 2,609 30% 6.4 x

2003 EBIT [1] 2,228 30% 8.0 x

2003 Net Income 1,272 35% 11.5 x

Implied Firm Value Implied Equity Value [3] Implied Equity Valueper Share [4]

$29,901 16,827 17,736 2,414 $42,055 29,891 28,982 14,569 $9.34 6.44 6.64 3.24

Unweighted Mean $16,720 $28,874 $6.41

Weighted Mean 12,709 24,864 5.52

Median 17,282 29,437 6.54

[1] Includes $50,000 in royalty income. Excludes $113,000 in extraordinary expenses. [2] Implied firm value less net debt of $(12.2) million. [3] Based on 4,501,195 diluted shares outstanding.

Implied Valuation Based on Selected Mergers and Acquisitions

Excludes 2003 nonrecurring sales of $1.5MM and income of $0.75MM related to sale of Quinsana Medicated Talc

Project Rinse

Implied Valuation Based on Publicly Traded Reference Companies

(All Dollar Amounts in Thousands, Except Per Share Amounts)

Mean Multiples—All Reference Transactions

Valuation Rinse Importance LTM

Parameter Value Weighting Revenue EBITDA EBIT Net Income

2003 Revenue [1] $ 23,836 5% 1.2 x

2003 EBITDA [1] 1,859 30% 6.4 x

2003 EBIT [1] 1,478 30% 8.0 x

2003 Net Income 807 35% 11.5 x

Implied Firm Value Implied Equity Value [3] Implied Equity Valueper Share [4]

$28,130 11,990 11,766 NM $40,285 24,145 23,921 9,243 $8.95 5.36 5.31 2.05

Unweighted Mean $17,295 $24,398 $5.42

Weighted Mean 8,533 19,669 4.37

Median 11,990 24,033 5.34

[1] Includes $50,000 in royalty income. Excludes $113,000 in extraordinary expenses. [2] Implied firm value less net debt of $(12.2) million. [3] Based on 4,501,195 diluted shares outstanding.

Section VIII

Acquisition Premiums Analysis and Implied Valuation

Summary of Controlling Interest Acquisition Premia [1] 1 Day 1 Week 4 Weeks

I. Consumer Products—Personal Care Products

January 1995—Present 15 Transactions

Average Premium Paid 24.6% 40.8% 53.2%

II. Consumer Products (Non-Durables)

January 1998—Present 38 Transactions

Average Premium Paid 38.5% 44.1% 51.4%

III. All M&A Transactions Between $10 and $150 Million

January 1998—Present 800 Transactions

Average Premium Paid 35.0% 41.7% 47.7%

IV. Average of Above 32.7% 42.2% 50.8%

[1] Only includes transactions with a disclosed purchase price. Source: Securities Data Corporation.

Acquisition Premiums Analysis and Implied Valuation

Valuation Parameter Stock Value Premium Paid Share Equity Value

1 Day Prior to Announcement [1] $3.00 32.7% $3.98

1 Week Prior to Announcement [1] $3.15 42.2% $4.48

4 Weeks Prior to Announcement [1] $2.77 50.8% $4.18

[1] Based on announcement of management’s bid for the Company on 04/16/02.

Section IX

MergerStat Review Premiums and P/E Multiples Implied Valuation

Project Rinse

Distribution of M&A Premiums Offered [1] 1993—2003

Over 20% Through 40% Over 40% Through 60% Over 60% Through 80% Over 80% Through 100%

Under 20% Over 100%

Year # of Deals % of Total # of Deals % of Total # of Deals % of Total # of Deals % of Total # of Deals % of Total # of Deals % of Total

1993 47 27.2% 63 36.4% 34 19.7% 14 8.1% 9 5.2% 6 3.5%

1994 66 25.4% 89 34.2% 52 20.0% 28 10.8% 7 2.7% 18 6.9%

1995 106 32.7% 108 33.3% 55 17.0% 22 6.8% 6 1.9% 27 8.3%

1996 136 35.7% 117 30.7% 70 18.4% 34 8.9% 10 2.6% 14 3.7%

1997 171 35.1% 169 34.7% 84 17.2% 35 7.2% 15 3.1% 13 2.7%

1998 175 34.2% 156 30.5% 83 16.2% 46 9.0% 17 3.3% 35 6.8%

1999 179 24.8% 251 34.7% 147 20.3% 74 10.2% 26 3.6% 46 6.4%

2000 126 22.0% 153 26.7% 139 24.2% 73 12.7% 31 5.4% 52 9.1%

2001 102 23.2% 113 25.7% 90 20.5% 51 11.6% 28 6.4% 55 12.5%

2002 87 26.7% 97 29.8% 46 14.1% 38 11.7% 16 4.9% 42 12.9%

2003 113 30.5% 115 31.0% 55 14.8% 35 9.4% 20 5.4% 33 8.9%

[1] Only includes transactions with a publicly disclosed purchase price. All statistics are based on the stock closing price one day prior to announcement. Source: MergerStat Review.

MergerStat Review Premiums and P/E Multiples Implied Valuation

Project Rinse

M&A Premiums by Deal Size [1] 1993—2003

Median Percent Premium Offered

Purchase Price: 1993 (Base) 1994 (Base) 1995 (Base) 1996 (Base) 1997 (Base) 1998 (Base) 1999 (Base) 2000 (Base) 2001 (Base) 2002 (Base) 2003 (Base)

$25.0 million or less 32.3% (38) 42.9% (45) 42.9% (53) 32.2% (39) 36.9% (52) 39.8% (55) 35.5% (86) 42.9% (89) 56.3% (113) 49.4% (114) 43.6% (87) $25.0 through $50.0 million 36.7% (28) 33.9% (36) 24.4% (53) 26.4% (56) 22.4% (40) 34.7% (54) 35.0% (74) 38.0% (72) 45.0% (57) 44.0% (42) 39.5% (52) $50.0 through $100.0 million 31.5% (31) 27.8% (53) 35.4% (44) 27.3% (68) 26.6% (63) 38.5% (79) 34.9% (106) 41.5% (69) 44.2% (64) 36.3% (52) 32.6% (63) $100.0 million or more 32.0% (76) 35.8% (126) 29.0% (174) 26.6% (218) 27.6% (332) 27.5% (323) 34.3% (456) 41.4% (344) 33.7% (204) 26.7% (118) 25.0% (169)

100% Cash Consideration 32.5% (46) 36.8% (59) 28.4% (91) 26.7% (115) 25.8% (191) 30.1% (213) 33.4% (380) 40.8% (316) 45.0% (235) 37.8% (219) 30.1% (222)

[1] Only includes transactions with a publicly disclosed purchase price. All statistics are based on the stock closing price one day prior to announcement. Source: MergerStat Review.

MergerStat Review Premiums and P/E Multiples Implied Valuation

Project Rinse

Summary of Recent Mergers and Acquisitions Activity 1993—2003

All Industries: 1993 1994 1995 1996 1997 1998

Total Number of Net Acquisition Announcements

Total Dollar Value Paid [1] 2,663 2,997 3,510 5,848 7,800 7,928 $176,400 $226,671 $356,016 $494,962 $657,063 $1,240,800

Average Premium Paid Over Market [1] Median Premium Paid Over Market [1] 38.7% 41.9% 44.7% 36.6% 35.7% 40.7% 33.0% 35.0% 29.2% 27.3% 27.5% 30.1%

All Industries: 1999 2000 2001 2002 2003 AVERAGE

Total Number of Net Acquisition Announcements

Total Dollar Value Paid [1] 9,277 9,602 8,290 7,303 7,983 $1,372,500 $1,395,500 $699,398 $440,701 $504,596 Average Premium Paid Over Market [1]

Median Premium Paid Over Market [1] 43.3% 49.2% 57.2% 59.7% 62.3% 46.4% 34.6% 41.1% 40.5% 34.4% 31.6% 33.1%

[1] Only includes transactions with a publicly disclosed purchase price. Source: MergerStat Review.

MergerStat Review Premiums and P/E Multiples Implied Valuation

Project Rinse

Implied Valuation Analysis Utilizing Selected Premiums from M&A Transactions in General (Dollars in Thousands except Share Price)

1993-2003 Average Value Implied Equity Value

Implied Equity Value per Share [3]

Rinse Value Premium 1 Day Prior To Announcement

Valuation Parameter

Stock Price 1 Day Prior to Announcement [1] $ 3.00 46.4% [2] $ 19,764 $ 4.39

1993-2003

1993-2003 Median Value Implied Equity Value

Implied Equity Value per Share [3]

Rinse Value Premium 1 Day Prior To Announcement

Valuation Parameter

Stock Price 1 Day Prior to Announcement [1] $ 3.00 33.1% [2] $ 17,976 $ 3.99

[1] Based on announcement of management’s bid for the Company on 04/16/02. [2] Source: MergerStat Review. [3] Based on 4,501,195 diluted shares outstanding.

MergerStat Review Premiums and P/E Multiples Implied Valuation

Project Rinse M&A Median P/E Multiples 2001—2003

Average P/E Multiples

Deal Size 2001 2002 2003 3-Year Average

$50.0M to $99.9M 18.6 19.7 16.2 18.2

$25.0M to $49.9M 16.4 17.1 18.2 17.2

$0.1M to $24.9M 14.4 14.3 15.1 14.6

Source: MergerStat Review.

MergerStat Review Premiums and P/E Multiples Implied Valuation

Project Rinse

Implied Valuation Analysis Utilizing Selected P/E Multiples from M&A Transactions in General (Dollars in Thousands except Share Price)

Implied Equity Value per Share [2] Implied Equity Value Rinse Value Average P/E Multiple

Valuation Parameter

2003 Net Income $ 1,272 15.1 [1] $ 19,207 $ 4.27

Implied Equity Value per Share [2] Implied Equity Value Rinse Value 3-Year Average P/E Multiple

Valuation Parameter

2003 Net Income $ 1,272 14.6 [1] $ 18,571 $ 4.13

[1] Source: MergerStat Review. [2] Based on 4,501,195 diluted shares outstanding.

MergerStat Review Premiums and P/E Multiples Implied Valuation

Excludes 2003 nonrecurring sales of $1.5MM and income of $0.75MM related to sale of Quinsana Medicated Talc

Project Rinse

Implied Valuation Analysis Utilizing Selected P/E Multiples from M&A Transactions in General (Dollars in Thousands except Share Price)

Implied

Implied Equity

Rinse Average Equity Value per

Valuation Parameter Value P/E Multiple Value Share [2]

2003 Net Income $ 807 15.1 [1] $ 12,186 $ 2.71

Implied

3-Year Implied Equity

Rinse Average Equity Value per

Valuation Parameter Value P/E Multiple Value Share [2]

2003 Net Income $ 807 14.6 [1] $ 11,782 $ 2.62

[1] Source: MergerStat Review. [2] Based on 4,501,195 diluted shares outstanding.

Section X

Discounted Cash Flow Analysis

(Dollars in Thousands, Except Per Share Amounts)

	Historical FYE Dec. 31,			Projected Years Ending December 31, [1]				
	2001	2002	2003	2004	2005	2006	2007	2008
PROJECTED CASH FLOWS:								
Revenue	$28,296	$25,067	$25,336	$24,750	$25,245	$26,002	$27,042	$28,124
Revenue Growth	*(9.1%)*	*(11.4%)*	*1.1%*	*(2.3%)*	*2.0%*	*3.0%*	*4.0%*	*4.0%*
Cost of Goods Sold (includes depreciation expense)	16,243	15,206	14,264	14,735	15,033	15,488	16,107	16,751
Gross Profit	12,053	9,861	11,072	10,015	10,212	10,515	10,935	11,373
% of Revenue	*42.6%*	*39.3%*	*43.7%*	*40.5%*	*40.5%*	*40.4%*	*40.4%*	*40.4%*
Selling, General and Administrative Expenses (includes d&a expenses)	11,363	8,509	9,194	8,849	9,170	9,543	10,062	10,612
EBITDA [2]	2,884	2,002	2,609	1,632	1,512	1,449	1,361	1,259
% of Revenue	*10.2%*	*8.0%*	*10.3%*	*6.6%*	*6.0%*	*5.6%*	*5.0%*	*4.5%*
Depreciation and Amortization Expense	1,894	427	381	415	420	428	438	449
Earnings Before Interest and Taxes [2]	$864	$1,500	$2,228	$1,216	$1,092	$1,022	$923	$810
% of Revenue	*3.1%*	*6.0%*	*8.8%*	*4.9%*	*4.3%*	*3.9%*	*3.4%*	*2.9%*
Effective Tax Rate	*18.5%*	*64.0%*	*38.0%*	*38.0%*	*38.0%*	*38.0%*	*38.0%*	*38.0%*
CASH SOURCES:								
Earnings Before Interest and After Taxes				$754	$677	$633	$573	$502
Depreciation and Amortization Expense				415	420	428	438	449
TOTAL SOURCES				$1,169	$1,097	$1,061	$1,011	$951
CASH USES:								
Capital Expenditures				$50	$50	$50	$50	$50
Plus: Increase (Decrease) in Current Assets Except Cash				205	223	340	464	482
Plus: Decrease (Increase) in Current Liabilities Except Debt				(156)	(99)	(150)	(205)	(213)
TOTAL USES				$100	$174	$239	$309	$320
FREE CASH FLOW				**$1,069**	**$923**	**$822**	**$701**	**$632**

[1] Projections for 2003-2008 provided by Rinse management.
[2] Includes royalty income for 2001 thru 2008. Excludes $125,000, $75,000, and $113,000 of extraordinary expenses in 2001, 2002 and 2003, respectively.

Page 46

SunTrust Robinson Humphrey™ Capital Markets

Discounted Cash Flow Analysis

(Dollars in Thousands, Except Per Share Amounts)

Present Value of

Discount Present Value of Terminal Year EBITDA Net Debt [2] Discounted Present Value of Equity

Rate Free Cash Flow [1] 4.0x 5.0x 6.0x 12/31/03 4.0x 5.0x 6.0x

10.0% $ 3,224 + $ 3,128 $ 3,909 $ 4,691 - ($ 12,155) = $ 18,506 $ 19,288 $ 20,070

13.0% $ 3,012 + $ 2,734 $ 3,417 $ 4,101 - ($ 12,155) = $ 17,900 $ 18,584 $ 19,267

16.0% $ 2,822 + $ 2,398 $ 2,998 $ 3,597 - ($ 12,155) = $ 17,375 $ 17,975 $ 18,574

19.0% $ 2,652 + $ 2,111 $ 2,638 $ 3,166 - ($ 12,155) = $ 16,918 $ 17,446 $ 17,973

22.0% $ 2,499 + $ 1,864 $ 2,330 $ 2,795 - ($ 12,155) = $ 16,518 $ 16,984 $ 17,450

25.0% $ 2,361 + $ 1,650 $ 2,063 $ 2,476 - ($ 12,155) = $ 16,167 $ 16,579 $ 16,992

28.0% $ 2,236 + $ 1,466 $ 1,832 $ 2,199 - ($ 12,155) = $ 15,857 $ 16,223 $ 16,590

Shares Outstanding [3] 4,501

[1] Discounted back to 12/31/03.

[2] Net debt equals short term and long term debt less cash and CD balances estimated by management as of 12/31/03. [3] Based on 4,501,195 diluted shares outstanding.